Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___August___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____





            This Form 6-K consists of the following:


Press Release dated August 5, 2005 of the Second Quarter Results

______________________________________________________________________________

    Attention Business/Financial Editors:
    TELUS Reports Second Quarter Results

    Solid wireline and strong wireless performance drives revenue and profit growth

    VANCOUVER, Aug. 5 /CNW/ - TELUS Corporation (TSX: T and T.NV / NYSE: TU) today reported strong financial results for the second quarter of 2005 reflecting excellent wireless performance at TELUS Mobility, good revenue growth at TELUS Communications and a significant increase in consolidated earnings. Consolidated operating revenues of $2.0 billion in the quarter increased 8% from a year ago and operating income was up 24%. Earnings per share for the second quarter were 53 cents, up 10% compared with 48 cents for the same period a year ago. Earnings per share for the second quarter included a one time three cent negative accrual arising from a legal proceeding related to a 1997 debt transaction, and the second quarter of 2004 benefited from 13 cents in positive tax related adjustments.


    FINANCIAL HIGHLIGHTS
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    C$ in millions, except per share amounts          3 months ended
                                                        June 30
    (unaudited)                                   2005       2004    % Change
    -------------------------------------------------------------------------
    Operating revenues                          2,018.5    1,865.6      8.2
    EBITDA(1)                                     865.0      784.8     10.2
    Operating income                              465.9      377.2     23.5
    Net income                                    189.5      172.3     10.0
    Earnings per share (EPS), basic(2)             0.53       0.48     10.4
    Capital expenditures                          408.7      346.1     18.1
    Cash provided by operating activities         687.7      489.0     40.6
    Free cash flow(3)                             207.8      229.5     (9.5)

    (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See Section 11.1 of Management's discussion and analysis.
    (2) EPS includes favourable tax settlement impact of 13 cents for the three month period in 2004.
    (3) See Section 11.2 of Management's discussion and analysis.

    Darren Entwistle, president and CEO, stated "TELUS second quarter results were strong across the board with an eight per cent increase in revenue driven by our consistent strategic focus on delivering wireless and data growth. Our Company's EBITDA and bottom line EPS was up a reported 10 per cent. Indeed, after adjusting for non-recurring items, EPS increased 60 per cent. As highlighted last quarter, we are striving to bring the collective bargaining process to a positive conclusion for all stakeholders. A major positive step forward was taken in July as we commenced implementation of a new comprehensive collective agreement for TWU bargaining unit employees. While the recent strike action by the TWU presents a challenge for employees and some customers, I am heartened by the support of management and bargaining unit team members alike that have responded positively to the work stoppage in support of TELUS and our customers. Approximately 70 per cent of our team members continue to work to serve our customers. Our desire at the end of the day is to have all unionized team members share in our ongoing financial success, which our comprehensive offer ensures."
    Robert McFarlane, executive vice president and CFO, commented that "we generated record quarterly wireless revenue and EBITDA in addition to setting a new second quarter record for cash flow and subscriber additions. We were also pleased with our wireline revenue growth, led by strong data results while local and long distance revenue were stable in the face of increased competitive pressure and line losses. TELUS continues to produce significant quarterly free cash flow of over $200 million. After repurchasing 6.5 million shares during the quarter for an outlay of $272 million, TELUS still maintained a significant cash balance of $1.1 billion at quarter end. We are ready to distribute approximately $200 million of past period and lump sum payments to TWU employees on ratification of their new collective agreement. Reflecting positive year to date results and the successful implementation of our emergency operations plan to address the labour disruption in Western Canada, we are maintaining our existing 2005 guidance."

    OPERATING HIGHLIGHTS

    TELUS Mobility
    Strong cash flow improvement of $44 million driven by 19% revenue growth and significant margin expansion
    - revenues increased by $125 million or 19% to $802 million in the second quarter of 2005, when compared with the same period in 2004
    -  EBITDA increased by $80 million or 28% to $367 million
    -  EBITDA margin expanded by 3.5 points to 49% of network revenue, and by
       3.4 points to 45% of total revenue
    -  ARPU (average revenue per subscriber unit) increased markedly by $2 to $61
    -  cost of acquisition ("COA") per gross subscriber improved to $342 from $381
    - net subscriber additions of 131,100 in the quarter, improved 15% from a year ago. Notably, higher revenue-generating postpaid subscriber net additions of 103,900 represented 79% of total net additions
    - blended monthly churn increased slightly to 1.37% from 1.32% when compared to the same quarter a year ago. Post paid churn was 1.05%.
    - cash flow (EBITDA less capital expenditures) increased by $44 million or 21% to $252 million

    TELUS Communications
    Strong data growth with stable long distance revenues result in increased operating revenues
    - revenues increased by $28 million or 2% to $1,217 million in the second quarter of 2005, when compared with the same period in 2004 representing a fourth consecutive quarter of year-over-year growth
    - data revenue increased 10% driven by increased Internet and enhanced data service revenues
    - strong 19% increase in non-incumbent revenues in Ontario and Quebec to $156 million creating a third consecutive quarter of profitability
    - long-distance revenue was flat, reversing the trend of year-over-year revenue declines
    - EBITDA was flat in the quarter, compared to the same quarter a year ago, due to 2% revenue growth offset by increased competitive activity, restructuring and emergency operations planning costs
    - high-speed Internet net additions were 17,100 in the second quarter, bringing TELUS' total high-speed Internet subscriber base to 729,000, a 17% increase from last year
    - network access lines of 4.7 million, declined 86,000 or 1.8% from a year ago due to competitive activity and wireless substitution
    - cash flow (EBITDA less capital expenditures) decreased by $26 million or 11% to $205 million in the second quarter, compared to the same period a year ago, due to higher capital expenditures

    CORPORATE DEVELOPMENTS

    Move to resolve collective bargaining escalates into work action
    After four and a half years without a collective agreement and with legal blockages largely removed, TELUS escalated the collective bargaining process towards resolution - a top corporate priority for 2005. More than 13,000 of TELUS' 28,700 employees are represented by the Telecommunications Communication Workers Union (TWU) bargaining unit.
    A number of legal challenges and appeals were decided in the last quarter by the Canada Industrial Relations Board (CIRB) and the courts, which in most cases supported TELUS' actions and allowed events to move forward. In April, the TWU lost appeals to the Federal Court of Appeal (FCA) and CIRB that challenged the Company on its implementing of "soft" lockout measures, which did not close operations. In July, the CIRB ruled that TELUS did not contravene the Labour Code in distributing its comprehensive offer (Offer) directly to employees and therefore rejected the remedy of returning the parties to binding arbitration. Also in July, the FCA ruled against the TWU appeal of the CIRB decision in February that put the parties back into negotiations instead of binding arbitration. In June, the Supreme Court of Canada denied the Company's application for leave to appeal the CIRB decision, which put TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, into the TWU bargaining unit without a representational vote. In addition, the CIRB ruled in July that TELUS did not provide information concerning these employees early enough to the TWU. These last two rulings did not impede the escalation of events towards resolving collective bargaining. Finally, in late July the Company won broad injunctions from the courts in British Columbia and Alberta that prevents picket lines from unlawfully impeding access to TELUS and customer locations.
    Both the Company and the TWU have taken measures to escalate the pressure on each other to reach settlement. The Company retabled its comprehensive Offer to the TWU on April 13 and on April 18, declared negotiations to be at an impasse and delivered a first notice of lockout to the TWU. The notice, effective April 25, which did not include the closing of operations, included a number of measures, such as the suspension of grievance and arbitration processes, scheduling of accumulated time off, and the deferral of wage progression increases and increases in vacation entitlements. The Company communicated the terms and conditions of that offer to bargaining unit team members on April 21. TELUS further escalated lockout measures during the period May through July.
    Similarly, the TWU escalated its strike measures by imposing an overtime and relieving management ban and announcing a work-to-rule campaign. TELUS tabled an addendum to the Offer with the TWU on June 14, which provided clarifications and adjustments to the April 13 offer, to benefit employees and to provide incentives for settlement prior to September 1. On June 22, the TWU tabled its counter proposal to TELUS, which was reviewed and rejected on June 24 because it failed in any meaningful fashion to address TELUS' need for improved productivity and flexibility and widened the gap between the parties with respect to some key aspects, such as contract duration and reduction of extra days off. The TWU also began rotating strike activity in early July, in the form of "study sessions," to which management usually responded by imposing lockouts for those employees who participated in the activity.
    On July 12, TELUS announced its intent to implement certain portions of its Offer of settlement commencing July 22, 2005. The Offer includes at a minimum annual two percent base wage increases generally, additional variable performance pay of three, four and five percent over the next three years, and wage harmonization between Alberta and BC. The Offer would make TELUS bargaining unit members the best paid in Canada. Contracting out language is typical of the pre-existing Alberta contract and other communication company contracts in North America. The TWU responded by initiating full strike activity on July 21. The TELUS Offer has never been presented by the TWU to its membership for a ratification vote and, although not legally required given TELUS' implementation of lockout measures, the last union strike vote was conducted in January 2004. In response to the TWU's escalation of strike activity, TELUS implemented its contingency plans designed to minimize the impact on customers, and on July 22 commenced implementation of its Offer. The implementation of the Offer does not include the lump sum and retroactive payments, which total approximately $200 million, nor certain pension and benefit proposals, which only become effective following ratification of the Offer of settlement. There are a number of incentives in place, if the collective agreement is ratified by September 1, 2005.
    Significant and increasing numbers of employees in Alberta and currently all employees East of Alberta are choosing to continue work, which provides support to managers' efforts to maintain customer service.

    Update on TELUS share repurchases

    During the quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid. In the second quarter, a total of 6.5 million shares (2,972,500 common and 3,540,200 non-voting) were purchased, for a total outlay of $272.0 million.
    TELUS commenced the program on December 20, 2004 with the intention to purchase and cancel, from time to time over a 12-month period, up to 14 million of its outstanding common shares and up to 11.5 million of its outstanding non-voting shares. This represents approximately seven per cent of the issued and outstanding shares in each share class. Since the program commenced, a total of 12.9 million shares (5,825,311 common and 7,027,700 non-voting) have been purchased, for a total outlay of $508.4 million, representing 50% of the 25.5 million shares authorized under the program.
    TELUS believes that such purchases are in the best interest of TELUS and constitute an attractive investment opportunity and desirable use of TELUS' funds that should enhance the value of the remaining shares.

    TELUS redeems C$150 million of convertible debentures

    On June 16, 2005, TELUS redeemed its publicly issued 6.75% Convertible Unsecured Subordinated Debentures due June 15, 2010 at par plus accrued interest. Each convertible debenture was convertible at the option of the holder into TELUS non-voting shares at the conversion price of $39.73 per share.
    Given the recent increase in share price over the conversion price, approximately 88% of holders elected to convert to non-voting shares and over
3.3 million non-voting shares were issued. The total cash outlay for the remaining debentures not converted was $18 million.

    TELUS receives credit rating enhancements

    In June, Moody's Investors Services announced it had upgraded the Senior Unsecured rating of TELUS Corporation to Baa2 from Baa3 with a stable outlook. This rating increase brings Moody's rating of TELUS in line with the BBB-mid investment grade ratings maintained by Standard & Poor's, Dominion Bond Rating Services and Fitch Ratings. The rating upgrade reflects Moody's expectation for the continued strength of TELUS' operating results.
    Also in the second quarter, Fitch revised TELUS' credit rating outlook to positive from stable. The positive rating outlook reflects Fitch's view that TELUS will continue to improve its credit profile through growth in cash flows, driven by wireless operations and expectations for further debt reduction. Standard & Poor's and Fitch now maintain positive outlooks, while Dominion Bond Rating Services maintains a stable trend.

    TELUS and Telephony (at)Work launch CallCentreAnywhere

    TELUS has an exclusive partnership with Telephony(at)Work, a worldwide leader in adaptive IP contact centre technology for enterprises and service providers, to launch Canada's first fully integrated on-demand hosted contact centre service, CallCentreAnywhere. The service brings together TELUS' leading data and IP technology and Telephony(at)Work's contact centre software to streamline all methods of customer contact (phone, email, fax, online, or voice mail) through a single IP-based system that eliminates the technical complexity of managing the various means of customer communications.
    TELUS' CallCentreAnywhere will be launching with seven new customers, including Canada Post's InnovaPost and the Canadian Red Cross.
    Innovapost, the technical division of Canada Post, is being trialed in Calgary with its new service offering called fetch(TM). InnovaPost developed the fetch technology after Canada Post recognized that many consumers want to know more about products or services they have seen advertised, without providing the advertisers with too much personal information. fetch provides Canadians with the information they want, while screening their personal details from advertisers.
    CallCentreAnywhere is being adopted by the Red Cross' B.C. Disaster Response Centre. TELUS is sponsoring the implementation of a $1.5 million call centre capable of handling public enquiries from across Canada faster and more effectively. Rather than having phones on folding tables in emergency situations like the Tsunami in December, the new Red Cross Disaster call centre will have banks of stations, complete with computers, where volunteers can take information from a call, email or fax and route it into a single Internet Protocol-based system. It should tremendously reduce the time spent on each call, while increasing the accuracy and effectiveness of the information being gathered.

    Regulatory Developments

        Regulatory framework for voice communication services using Internet protocol

    On May 12, 2005, the Canadian Radio-Television and Telecommunications Commission (CRTC) released its decision regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VoIP. This decision divides VoIP service providers into two groups: incumbent local exchange carriers (ILECs) such as TELUS who are regulated in a manner similar to existing local service regulation in regards to price regulation and win-back restrictions; and others, including cable-TV companies, who are not subject to those regulations. TELUS and other ILECs have sought leave to appeal the regulation on win-backs with the Federal Court, arguing that it infringes on the companies' constitutional rights to commercial free speech.
    On July 28, TELUS, along with BCE, SaskTel and Aliant, announced a joint Federal Cabinet appeal of the VoIP decision.

        Proceeding on local exchange services forbearance

    The CRTC announced it will be examining issues in relation to forbearance including: relevant markets, CRTC powers and duties that should be forborne, and the post-forbearance criteria and conditions that might apply. The proceeding will also consider the possibility of providing ILECs with more regulatory flexibility prior to forbearance. A decision is expected in the first quarter of 2006.
    TELUS' position is that the CRTC must adopt a clear, simple test that will allow ILEC's to gain automatic deregulation when certain measurable benchmarks are reached. Under TELUS' proposal, the Company would simply file evidence that a full facilities-based CLEC has achieved five per cent of the local exchange service market for business or residential services in the CLEC's service area. The CRTC would then have 30 days to issue a forbearance order.

        Proceeding to consider extending the price regulation regime

    On May 13, 2005, the CRTC proposed to extend the current price cap regime without any changes for two additional years beyond the currently anticipated end date of May 31, 2006. In filing its comments, TELUS asked the CRTC to stop the flow of funds into the deferral account and requested that incumbents be allowed to reduce prices for residential services in non-high-cost areas and for business services where customers have a choice of local telephone service suppliers. TELUS committed that it would not increase rates in other service areas in order to offset any rate reductions resulting from these changes.

    TELUS Mobility

    TELUS Mobility introduced several new phones in the second quarter confirming its leadership in bringing cool and exclusive phones to the Canadian wireless market. The new products included two new PCS Push To Talk phones, four stylish and affordable PCS phones and a ruggedized Mike device.

        Push To Talk expansion

    With its Mike iDEN and Instant Talk CDMA services, TELUS Mobility continues to dominate the Push To Talk (PTT) market in Canada. In the second quarter, TELUS Mobility introduced two new Instant Talk phones: The LG 4750, a clamshell design featuring an integrated speakerphone with exceptional sound quality, and the KX440Y, a high-visibility yellow version of the Kyocera KX440. With four different Instant Talk models, TELUS offers the broadest selection of PCS PTT phones in Canada.
    TELUS Mobility also expanded its selection of Mike phones with the Motorola i355, a tough, multifunctional mobile communications tool for field-service workers and other clients who need a rugged instant-contact handset. Joining a roster of more than a dozen all-in-one Mike devices, the Motorola i355 features Global Positioning System (GPS) capability and
Mike's Talk Around, which lets clients use their phones as walkie talkies, even when outside network coverage areas.

        New PCS phones and international roaming

    TELUS Mobility rolled out several new exclusive and affordable PCS phones from partners LG Electronics, Motorola, Samsung and UTStarcom (formerly Audiovox):
    - The LG 125 is an affordable clamshell phone available in vibrant green/white and silver/white design that features an internal antenna, a 32-tone polyphonic ringer, and a calendar, calculator and alarm.
    - Two new PCS phones from Motorola, the V265 and the V262, feature fuse advanced speech recognition capabilities with a variety of personalization, entertainment and productivity tools. The Motorola V265 integrates a camera with digital zoom, speakerphone and Personal Information Manager into its clam shell design. Built for personalization, the Motorola V262 offers changeable blue or silver face plates, and an integrated speakerphone supporting its advance speech recognition capability.
    - The Samsung A570 is a compact black-and-silver flip phone featuring both a full-sized colour screen and external LCD display, and "do more" features such as downloadable ring tones, images and games.
    - The UTStarcom 860 features a sleek red, black and silver exterior "candy bar" design, digital camera, colour screen, voice activated dialing, commands and memo features, a 32-chord polyphonic ringer and downloadable ringtones, images and games.

    TELUS Mobility announced that its PCS clients can now use their wireless phones while travelling in mainland China, New Zealand and Taiwan. PCS clients already use their phones while travelling in Bermuda, the Dominican Republic, Guam, Hong Kong, Mexico, Puerto Rico, South Korea, the US Virgin Islands, Venezuela and of course across the United States.

        TELUS Mobility announces Mission Critical Data solution

    In May, TELUS Mobility introduced its Multi-Network Data Access (MNDA) solution, a reliable way for public safety and enterprise clients to access mission critical data wirelessly and pass it between data networks without losing connections. Built around IBM's WebSphere Everyplace Connection Manager, MNDA optimizes bandwidth and allows clients to roam seamlessly across different wireless data networks - including 1X data networks such as TELUS Mobility PCS, iDEN networks such as Mike and Wi-Fi networks. It also greatly reduces the start-up and operational costs associated with building similar in-house solutions.

        TELUS Mobility expands award-winning retail outlets

    In June, TELUS Mobility opened two state-of-the-art corporate retail locations in Quebec City, offering fashionable shopping environments that reflect TELUS Mobility's unique future friendly retail approach. The new store locations are part of TELUS Mobility's national network of more than 3,000 retail locations, including more than 100 corporate stores. In March, TELUS Mobility won the prestigious National Association of Store Fixture Manufacturers (NASFM) award for International Store of the Year.

    20 years of wireless in Canada

    July 1 marked the 20th anniversary of wireless communications in Canada. From humble beginnings, the industry has grown to encompass 15 million customers - almost 50 per cent of the total population - with digital coverage available to 94 per cent of Canadians from sea to sea. Canada's wireless carriers have made infrastructure investments of some $20 billion over the last two decades, and the industry now accounts for more than 25,000 direct, high-value jobs in Canada. The fast pace of growth continues. This year alone, it's estimated 1.5 million Canadians will buy new wireless phones, as many as joined the industry in its first 10 years.
    July 1 also marked the introduction of inter-carrier Multimedia Messaging Service (MMS), allowing customers to wirelessly send and receive picture, video and sound files to and from MMS-capable phones, regardless of a recipient's carrier. The initiative is similar to the inter-carrier text messaging service launched by Canada's carriers in 2002, which has led to growth in messaging traffic of at least 100 per cent every year since. Canadians now send almost 40 million phone-to-phone text messages each month, and are on track to send a total of 1.5 billion this year.

    Brian Canfield recognized for contribution to TELUS

    The Burnaby building, where more than 2,400 TELUS team members work, was named in honour of Brian Canfield's outstanding contribution to the advancement of Canada's telecommunications industry during his distinguished 49-year career with TELUS. The Brian Canfield Centre for Excellence in Telecommunications building honours Mr. Canfield, the former president and CEO and now chairman of the TELUS board of directors.

    TELUS recognized for excellence

    Based upon TELUS' continued excellent performance in customer service, for the second time in a year, an industry study has concluded TELUS is the top national directory assistance provider in Canada. The Paisley Group Ltd., a directory assistance/operator services consulting company, rated TELUS as the highest rated provider in last September's survey. TELUS maintained that position in the recently released spring Index, in which TELUS earned a 91 per cent passed calls mark. The Paisley Group describes passed calls as the hallmark of directory assistance, measuring whether customers both received correct information and were treated in an appropriate manner.
    TELUS was also honoured for excellence in employee development with the Program of the Year award at the recent SkillSoft conference. TELUS won the award for two of its leadership and development programs: one, a blended learning program for training frontline staff in TELUS' credit department, and the other, a comprehensive leadership development program for all levels of the organization. To be considered for the award, companies must demonstrate successful measured results in terms of return on investment, increased usage, a timeline for implementation, complexity, and a marketing strategy.

    Creating future friendly communities

    TELUS continues to make significant investments in the communities where we live work and serve. We are committed to becoming Canada's premier corporate citizen, and take a leadership role in supporting Canadians by leveraging our funding, technology and expertise to help make a difference.
    In the second quarter of 2005, TELUS supported numerous community programs and organizations including:
    - the Mazankowski Alberta Heart Institute with a $1 million contribution to further its goal of world-class care and progressive research for the prevention and treatment of heart disease.
    - KidSport BC's TELUS Little Links Program with a $125,000 donation raised during the TELUS Skins Game in Whistler. TELUS donated $2,000 for each birdie, $3,000 for each eagle and $1 per yard for every drive off the tee of two designated holes by TELUS Skins golfers
       Jack Nicklaus, Vijay Singh, John Daly and Stephen Ames. This charitable donation funds registration fees and equipment costs for kids who cannot afford to join leagues.
    - TELUS Tour for the Cure, launched in Vancouver in September 2004, visited 28 communities across British Columbia and ended in May 2005. Through this program, more than 200,000 people learned about breast cancer and screening mammograms.
    -  hosting a volunteer fair to help recruit for the Edmonton 2005
       World Masters Games. As the volunteer program sponsor, TELUS team members rose to the challenge and provided 600 of the 5,200 volunteers needed.

    TELUS is also committed to being an environmental leader and has launched a pilot project introducing 10 gasoline-electric hybrid Toyota Prius sedans to the company fleet in several major markets. The project will determine the cost-effectiveness and environmental benefits of integrating hybrid vehicles into the company's national fleet of more than 5,000 vehicles.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on outstanding Common and Non-Voting Shares payable on October 1, 2005 to shareholders of record on the close of business on September 9, 2005.

    For further information:

    Media Relations: Nick Culo       (780) 493-7236 nick.culo(at)telus.com
    Investor Relations: John Wheeler (780) 493-7310 ir(at)telus.com

    (T. T.NV. TU)


    Forward-looking statements
    =========================================================================
    This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; human resources (including the ongoing impact and outcome of outstanding labour relations issues and the duration and impact of full-scale strike related activity); technology (including reliance on systems and information technology); regulatory developments; process risks (including conversion of legacy systems); manmade and natural threats; health and safety; litigation; business continuity events; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2004 Annual Report, Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

    For further information, see Section 10: Risks and uncertainties in TELUS' annual 2004 and interim first quarter 2005 Management's discussions and analysis, as well as updates included in Section 10 of this second quarter interim report.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    =========================================================================

    Management's discussion and analysis - August 3, 2005

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the periods ended June 30, 2005 and 2004, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee on August 2, 2005 and approved by TELUS' Board of Directors on August 3, 2005. All amounts are in Canadian dollars unless otherwise specified.
    The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. Non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

    Management's discussion and analysis contents

    -------------------------------------------------------------------------
    Section                     Contents
    -------------------------------------------------------------------------
    1. Overall performance      A summary of consolidated results for the
                                second quarter and first six months of 2005
    -------------------------------------------------------------------------
    2. Core business, vision    Recent examples of TELUS' activities in
       and strategy             support of its six strategic imperatives
    -------------------------------------------------------------------------
    3. Key performance drivers  Recent examples of TELUS' activities in support of its key performance drivers
    -------------------------------------------------------------------------
    4. Capability to deliver    An update on TELUS' capability to deliver
       results                  results
    -------------------------------------------------------------------------
    5. Results from operations  A detailed discussion of operating results
    -------------------------------------------------------------------------
    6. Financial condition      A discussion of significant changes in the
                                balance sheet since the beginning of the year
    -------------------------------------------------------------------------
    7. Liquidity and capital    A discussion of cash flow, liquidity, credit
       resources                facilities, off-balance sheet arrangements
                                and other disclosures
    -------------------------------------------------------------------------
    8.  Critical accounting     A description of accounting estimates, which
        estimates and           are critical to determining financial
        accounting policy       results, and changes to accounting policies
        developments
    -------------------------------------------------------------------------
    9.  Revised guidance        A discussion of revisions to its guidance for
                                2005
    -------------------------------------------------------------------------
    10. Risks and               A update of risks and uncertainties facing
        uncertainties           TELUS
    -------------------------------------------------------------------------
    11. Reconciliation of       A description, calculation and reconciliation
        non-GAAP measures and   of certain measures used by management
        definition of key
        operating indicators
    -------------------------------------------------------------------------


    1.  Overall performance

    1.1 Materiality for disclosures

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    1.2 Consolidated highlights

    -------------------------------------------------------------------------
    ($ millions except           Quarters               Six-month periods
     margin and per-           ended June 30              ended June 30
     share amounts)         2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Operating revenues   2,018.5  1,865.6    8.2 %  3,993.2  3,669.4    8.8 %

    EBITDA(1)              865.0    784.8   10.2 %  1,721.2  1,506.1   14.3 %
    EBITDA margin (%)(2)    42.9     42.1  0.8 pts     43.1     41.0  2.1 pts

    Operating income       465.9    377.2   23.5 %    919.9    688.1   33.7 %

    Net income             189.5    172.3   10.0 %    431.7    273.6   57.8 %

    Earnings per share,
     basic                  0.53     0.48   10.4 %     1.20     0.76   57.9 %
    Earnings per share,
     diluted                0.52     0.48    8.3 %     1.19     0.76   56.6 %

    Cash dividends
     declared per share     0.20     0.15   33.3 %     0.40     0.30   33.3 %

    Cash provided by
     operating activities  687.7    489.0   40.6 %  1,416.1  1,077.1   31.5 %
    Cash used by investing
     activities            410.0    341.6   20.0 %    716.2    640.2   11.9 %
      Capital
       expenditures        408.7    346.1   18.1 %    681.9    655.8    4.0 %
    Cash used by
     financing activities  383.9     63.2     n.m.    455.3     85.4     n.m.

    Free cash flow(3)      207.8    229.5   (9.5)%    774.4    672.8   15.1 %
    -------------------------------------------------------------------------
    pts - percentage points
    n.m. - not meaningful

    (1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.
    (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Consolidated Operating revenues experienced strong growth in the second quarter and first six months of 2005, when compared with the same periods in 2004, driven by more than 18% revenue growth at TELUS Mobility and revenue growth of 2 to 3% in TELUS' Communications segment. Consolidated EBITDA and EBITDA margins also increased as operations expense growth at TELUS Mobility was contained to rates well below its revenue growth rates. Communications segment second quarter 2005 EBITDA was flat despite increased competitive activity and costs associated with emergency operations planning, when compared with 2004. For the first six months of 2005, Communications segment EBITDA improved by 4.6% and its EBITDA margin improved by 0.6 percentage points, when compared to the same period in 2004, as discussed in Section 5.4 Communications segment results. For these reasons, and due to lower amortization of intangible assets, consolidated operating income increased significantly by $89 million and $232 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004.
    Net income and earnings per share also increased significantly in the second quarter and first six months of 2005, when compared to the same periods in 2004 due to improved Operating income. Net interest expenses increased in the second quarter and first six months 2005, when compared with the same periods in 2004, due to a $17.5 million accrual for estimated damages for a lawsuit (see Risks and uncertainties - Section 10.5 Litigation), and otherwise decreased as a result of debt repayments in 2004.The favourable impact of the change in tax estimates, other tax adjustments and related interest were minimal in the second quarter of 2005 (approximately 15 cents per share in the first six months of 2005). In comparison, favourable tax settlements increased earnings per share by approximately 13 cents per share and 17 cents per share, respectively, in the second quarter and first six months of 2004.
    The increase in cash provided by operating activities was primarily due to increased Operating income and changes in non-cash working capital. Despite higher consolidated EBITDA and cash interest received, free cash flow decreased in the second quarter of 2005 due to higher capital expenditures and lower cash tax recoveries, when compared with the same period in 2004. Free cash flow for the first six months of 2005 increased primarily due to growth in EBITDA, lower cash interest paid and lower payments under restructuring programs, partly offset by lower cash tax recoveries and higher capital expenditures.

    2.  Core business, vision and strategy

    TELUS continues to be guided by its six long-standing strategic imperatives that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow.

    2.1 Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy

    The acquisition of Ambergris in February and May of 2005 for a cumulative ownership interest of 52.5%, combined with the acquisition of ADCOM, Inc. in November 2004, provided aggregate incremental revenues of more than $30 million and incremental EBITDA of less than $10 million for the first six months of 2005. Full-time equivalent employees of approximately 2,640 for these two companies were included in the Communications segment staff count at June 30, 2005.

    3.  Key performance drivers

    To focus on the opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. An update on certain priorities follows:

    3.1 Enhancing Mobility's leadership position in wireless

    TELUS Mobility leadership position in financial and operational performance was evidenced by the continued trend of significant profitable growth, which is fuelled by its commitment to exceptional client service and value-added approach, supported by its strong brand and superior network quality.
    TELUS Mobility revenue growth of 18.7%, EBITDA growth of 31.8% and cash flow growth (EBITDA less capital expenditures) of 30.6% in the first half of 2005 continues to exceed expectations set at the beginning of the year. Strong wireless subscriber growth of 211,300 in the first six months of 2005 (up by 11.3% over the same period in 2004), continued scale efficiencies and innovative value added offerings continue to drive these results.

    3.2 Leveraging investments in high-speed Internet technology through Future Friendly Home services in B.C., Alberta and Eastern Quebec

    The trial of TELUS TV(R) services by employees continues in larger centres in TELUS' Western incumbent region. The Company continues to evaluate if and when to launch video entertainment services, considering four principal factors for the service: (i) a positive return on investment, which leverages past investments in high speed Internet; (ii) non-price differentiating service attributes; (iii) technical soundness of technology; and (iv) a positive service delivery experience. In July 2005, the Canadian Radio-television and Telecommunications Commission ("CRTC") approved TELUS' application for a broadcasting distribution undertaking licence to service parts of Eastern Quebec. This licence provides a new market for TELUS TV services, should TELUS decide to launch in the future.

    3.3 Accelerating wireline performance in Ontario and Quebec business markets

    The results for non-incumbent local exchange carrier ("non-ILEC") operations in Central Canada, which are part of TELUS' Communications segment, demonstrate that the Company is on track to exceed its original annual targets for non-ILEC revenue and EBITDA and achieve its current annual guidance of $625 to $650 million for non-ILEC revenue and $15 to $20 million for non-ILEC EBITDA. Non-ILEC revenue and EBITDA increased by $24.9 million and $17.3 million, respectively, in the second quarter of 2005, when compared with the same period in 2004. For the first half of 2005, non-incumbent operations experienced revenue and EBITDA growth of $56.0 million and $34.3 million, respectively, when compared with the first half of 2004. It is notable that non-incumbent EBITDA has now been positive for three consecutive quarters, continuing a long-term trend of non-ILEC EBITDA improvement.

    3.4 Reaching a collective agreement

    Reaching a collective agreement remains a priority for TELUS in 2005.
Both the Company and the Telecommunications Workers Union ("TWU") have taken measures to increase pressure on each other to reach settlement. The current status of labour negotiations with the TWU is reflected by the escalation of these measures, culminating in TELUS' July 12, 2005 announcement of its intent to implement its comprehensive offer of settlement commencing on July 22, 2005 and the TWU's initiation of full strike activity on July 21. Also on July 21, the Canada Industrial Relations Board ("CIRB") rejected the TWU's unfair labour practice complaint that sought binding arbitration. In response to union strike activity, TELUS has implemented its contingency plans designed to minimize the impact on customers. On July 22, TELUS did commence implementation of its offer. The following is a summary of events during the second quarter and subsequently.
    Following the CIRB's February 2, 2005 decision which overturned its January 2004 binding arbitration order, the parties resumed negotiations on February 10, 2005 with the assistance of a federally appointed mediator. The Company tabled a comprehensive offer to the TWU on April 13. The Company communicated the terms and conditions of that offer to bargaining unit team members on April 21. The Company further tabled an addendum to the offer with the TWU on June 14, which provided clarifications and adjustments to the April 13 offer, benefiting employees and extending the duration of the offer from three to five years. The contract proposals have never been presented by the TWU to its membership for a ratification vote.
    On April 18, 2005, the Company declared negotiations to be at an impasse and delivered first notice of lockout to the TWU. That notice, effective
April 25, which did not include the closing of operations, included a number of measures, such as the suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment for the first day of sickness absence and the deferral of wage progression increases and increases in vacation entitlements. Attempts by the TWU at the Federal Court of Appeal and the CIRB for interim relief against this notice were unsuccessful.
    TELUS escalated lockout measures during May and June aimed at reaching a settlement, including stopping collection and remittance of union dues. In response, the TWU imposed an overtime and relieving management ban and announced a work-to-rule campaign. On June 22, the TWU tabled its counter proposal to TELUS. The Company reviewed the TWU proposal and rejected it on June 24 because it did not in any meaningful fashion directly address TELUS' need for improved productivity and flexibility. Moreover, the offer widened the gap between the parties with respect to some key aspects such as the contract duration and reduction of extra days off. The TWU also began rotating strike activity in early July, in the form of "study sessions", to which management usually responded by imposing three-hour or longer lockouts for those employees who participated in the strike activity.
    On July 12, TELUS informed the TWU that, effective July 22, it would commence implementation of its comprehensive offer of settlement including both the April 13, 2005 offer and the June 14, 2005 addendum. The implementation will not include the past period and other lump sum payments totalling approximately $200 million contained in the TELUS offer, or certain pension and benefit proposals, which only become effective following ratification of the comprehensive offer of settlement. In addition, variable pay proposals for 2005 for B.C. based employees will only be earned for the full year period if the collective agreement is ratified by September 1, 2005. Given the escalation of job action by the union and its continuing refusal to place TELUS' comprehensive offer of settlement before its membership for ratification vote, management concluded that this significant step was necessary to ensure that the TWU and bargaining unit team members address TELUS' offer. In response, the TWU further escalated rotating strike activity by increasing the number of locations and employees involved and the duration of the "study sessions". On July 21, the TWU initiated full scale strike activity and the Company implemented its contingency plans designed to minimize impacts to customers.
    The status of three matters that were outstanding before the courts and Canada Industrial Relations Board ("CIRB") in early May follows:

    Appeal of CIRB Decisions 1088 and 278

    The CIRB, in Decisions 1088 and 278, declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit without a representational vote. TELUS Mobility's application to the Supreme Court of Canada for leave to appeal was denied in June 2005. The impact of Decision 1088 and 278 for TELUS Mobility can not be determined until a settlement is reached with the TWU.

    Application to the CIRB by the TWU alleging unfair labour practices

    In early May 2005, the TWU filed an amendment to a previous complaint filed with the CIRB. It alleged the Company's communication of its comprehensive offer directly to bargaining unit team members was improper, and as remedy, the TWU requested that the CIRB impose binding arbitration to settle the collective agreement. The CIRB heard the amended complaint in late May 2005 and rejected the TWU request for remedy of binding arbitration, on July 21, 2005. The CIRB ruled that TELUS' lockout measures were in accordance with the Canada Labour Code, and that TELUS' communication of its offer to bargaining unit employees also did not contravene the Code. However, the CIRB did rule that TELUS did not provide information concerning employees of the former Clearnet early enough. Immediately following this ruling, the TWU filed four new complaints with the CIRB.

    CIRB Decisions 1004 and 271

    The CIRB issued a unanimous summary decision on February 2, 2005, overturning its previous ruling that imposed binding arbitration. In addition, the Board set aside the April 2004 broad communications ban, and re-instated its narrower January 2004 ban related to communications with bargaining unit team members on labour relations issues and negotiations. This ban lifted coincident with TELUS' first notice of intent to lockout on April 18. Subsequently, the TWU filed an application in the Federal Court of Appeal, heard on May 31 - June 1, 2005, and which sought to overturn the CIRB's reconsideration decision and restore the order that placed the parties in binding arbitration. On July 25, 2005, the Federal Court of Appeal dismissed the Telecommunications Workers Union appeal application, declined the request for an order returning the parties to binding arbitration, and in so doing, confirmed the Canada Industrial Relations Board's decision of February 2, 2005 that collective bargaining is the preferred method of achieving settlement.

    4.  Capability to deliver results

    4.1 Operational capabilities - TELUS Communications

    The Company is presently developing a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts in the first quarter of 2006. See Risks and uncertainties - Section 10.3 Process risks.
    Recent regulatory decisions have introduced further constraints on TELUS' Communications segment operational capabilities. Telecom Decision CRTC 2005-28, "Regulatory framework for voice communication services using Internet protocol", constrains TELUS' freedom and flexibility to compete for wireline and entertainment services in its incumbent territories, while competitors have been provided with forbearance for these services. Decision 2005-28 subjects TELUS and other incumbent local exchange carriers ("ILECs") to price regulation for their VoIP services in incumbent territories, while large facilities-based cable companies, foreign-based competitors who have not invested in Canadian telecommunications infrastructure, and others, are all unconstrained by regulation for the provision of VoIP-based services.
    In addition to imposing price regulation on incumbent telecommunications companies' VoIP services, this decision also extended 'winback' restrictions to benefit competitive VoIP service providers by limiting TELUS Communications contact with consumers for one full year after they have been won-over by competitors. For business customers in incumbent territories, contact is restricted for three months. TELUS and other incumbent telecommunications companies have sought leave to appeal the regulation on winbacks with the Federal Court. See Risks and uncertainties - Section 10.2 Regulatory.
    On the positive side, the CRTC has followed through with its promise to expedite approval of tariff filings and has largely cleared the backlog of outstanding regulatory issues affecting telecommunications. With faster approval of tariff applications, the Company is able to implement pricing and service changes in a timelier manner and avoid customer relations issues such as those created when tariff applications were approved many months after their effective dates with required retroactive application. However, an exception is the more than three-year delay for the CRTC to determine how to dispose of balances of revenue deferred under price cap regulation, which currently the subject of a proceeding (see Section 10.2 Regulatory).

    4.2 Operational capabilities - TELUS Mobility

    TELUS Mobility continues to execute its plan to grow profitably through the delivery of excellent customer care, value-added solutions, and superior network quality. As a result, TELUS Mobility believes it is well positioned to sustain an ARPU (average revenue per subscriber unit per month) premium in the face of new competitive pressures. Although the Company has been experiencing continued ARPU growth fueled in part by the adoption and acceptance of data offerings, the growth is expected to slow and moderate for the remainder of the year. Future profitability and cash flow growth are expected to be realized from continued subscriber growth and operating scale efficiencies through a well managed client focused organization.

    4.3 Liquidity and capital resources

    TELUS had more than $1.1 billion of cash at June 30, 2005. With access to undrawn credit facilities of $1.6 billion and expected cash provided by operating activities, the Company believes it has sufficient capability to fund its requirements in 2005 and refinancing requirements in 2006, which includes the June 2006 maturity of $1,578 million 7.5% TELUS Corporation Notes. The Company is considering the early redemption of all or a portion of these debentures in accordance with the terms of the indenture. As at June 30, 2005, the Company and its subsidiaries are in compliance with all of their debt covenants.

    5.  Results from operations

    5.1 General

    The Company's reportable segments, which reflect TELUS' organizational structure and are used to manage the business, are TELUS Communications (discussed in Section 5.4 Communications segment results) and TELUS Mobility (discussed in Section 5.5 Mobility segment results). The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information may also be found in
Note 17 of the interim consolidated financial statements.

    5.2 Quarterly results summary

    -------------------------------------------------------------------------
    ($ millions, except per
     share amounts)                    2005 Q2   2005 Q1   2004 Q4   2004 Q3
    -------------------------------------------------------------------------
    Segmented revenue (external)
      Communications segment           1,216.5   1,222.2   1,209.3   1,199.9
      Mobility segment                   802.0     752.5     755.6     747.0
                                      --------- --------- --------- ---------
    Operating revenues (consolidated)  2,018.5   1,974.7   1,964.9   1,946.9
    Net income                           189.5     242.2     135.6     156.6
      Per weighted average Common
       Share and Non-Voting Share
       outstanding
        - basic                           0.53      0.67      0.38      0.44
        - diluted                         0.52      0.66      0.37      0.43
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                          0.20      0.20      0.20      0.15
    -------------------------------------------------------------------------


    -------------------------------------------------------------------------
    ($ millions, except per
     share amounts)                    2004 Q2   2004 Q1   2003 Q4   2003 Q3
    -------------------------------------------------------------------------
    Segmented revenue (external)
      Communications segment           1,189.0   1,171.1   1,182.4   1,186.3
      Mobility segment                   676.6     632.7     643.2     619.9
                                      --------- --------- --------- ---------
    Operating revenues (consolidated)  1,865.6   1,803.8   1,825.6   1,806.2
    Net income                           172.3     101.3      47.8     114.1
      Per weighted average Common
       Share and Non-Voting Share
       outstanding
        - basic                           0.48      0.28      0.13      0.32
        - diluted                         0.48      0.28      0.13      0.32
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                          0.15      0.15      0.15      0.15
    -------------------------------------------------------------------------

    The trend in consolidated Operating revenues continues to reflect strong wireless growth at TELUS Mobility. Wireless growth resulted from increases in the subscriber base and ARPU. After taking into account that Communications segment revenues in the first quarter of 2005 included a non-recurring favourable regulatory adjustment of $6.4 million and seasonally high revenues from ADCOM (acquired in November 2004), Communications segment revenues increased slightly in the second quarter of 2005, when compared with first quarter of 2005. Communications segment revenues continue to show growth on a year-over-year basis in the second quarter of 2005 due to growing data revenues, flat long distance revenues, even considering the inclusion of a $10.2 million non-recurring favourable regulatory adjustment in the second quarter of 2004. Communications segment revenues also include the impacts of overall negative regulatory price cap decisions.
    Net income and earnings per share continue to reflect the trends of growing EBITDA and Operating income, combined with generally decreasing net interest expense due to increasing cash balances and favourable tax adjustments, except for an accrual for estimated damages for a lawsuit in the current quarter, as described earlier.


    5.3 Consolidated results from operations

    -------------------------------------------------------------------------
    ($ millions except           Quarters               Six-month periods
     EBITDA margin and         ended June 30              ended June 30
     employees)             2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Operating revenues   2,018.5  1,865.6    8.2 %  3,993.2  3,669.4    8.8 %

    Operations expense   1,146.1  1,080.1    6.1 %  2,255.2  2,146.7    5.1 %
    Restructuring and
     workforce reduction
     costs                   7.4      0.7     n.m.     16.8     16.6    1.2 %
    -------------------------------------------------------------------------
    EBITDA(1)              865.0    784.8   10.2 %  1,721.2  1,506.1   14.3 %
    -------------------------------------------------------------------------
    EBITDA margin (%)(2)    42.9     42.1  0.8 pts     43.1     41.0  2.1 pts
    Full time equivalent
     employees, end of
     period               27,789   24,521   13.3 %
    -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.

    -------------------------------------------------------------------------

    Consolidated Operating revenues increased significantly in second quarter and first six months of 2005, when compared with the same periods in 2004, driven by strong revenue growth at TELUS Mobility and good revenue growth in TELUS' Communications segment. Consolidated EBITDA and EBITDA margins also increased as operations expense growth at TELUS Mobility was contained to rates well below its revenue growth rates. Communications segment second quarter 2005 EBITDA was flat and its EBITDA margin lower, when compared with 2004, while for the first six months of 2005, Communications segment EBITDA and EBITDA margin improved when compared to the same period in 2004. TELUS full time equivalent employees, measured at June 30, 2005, increased due to two small acquisitions and the addition of a payroll services contract for the B.C. government, as well as to support subscriber growth at TELUS Mobility.
    For further discussion by segment, see Section 5.4 Communications segment results and Section 5.5 Mobility segment results.

    -------------------------------------------------------------------------
    Depreciation and             Quarters               Six-month periods
     amortization              ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Depreciation           330.9    320.7    3.2 %    660.8    642.4    2.9 %
    Amortization of
     intangible assets      68.2     86.9  (21.5)%    140.5    175.6  (20.0)%
    -------------------------------------------------------------------------
                           399.1    407.6   (2.1)%    801.3    818.0   (2.0)%
    -------------------------------------------------------------------------

    Depreciation increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL (high-speed Internet) equipment, partly offset lower depreciation arising from full amortization of cell sites. Amortization of intangible assets decreased in the second quarter and first six months of 2005, when compared with the same periods in 2004, as a result of several software assets becoming fully depreciated.

    -------------------------------------------------------------------------
                                 Quarters               Six-month periods
    Other expense, net         ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                             0.5      2.0  (75.0)%      2.0      3.2  (37.5)%
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, gains and losses on disposal of property, income (loss) or impairments in equity or portfolio investments, and charitable donations. An impairment in the value of portfolio investments was recorded in the second quarter of 2005, partly offset by recognition of a portion of gain deferred under sale and leaseback arrangements for administrative properties sold in 2002, following the return of some space to the respective landlords. The accounts receivable securitization expense in the second quarter and first six months of 2005 was not significantly changed from the prior year. See Section 7.6 Accounts receivable sale.

    -------------------------------------------------------------------------
                                 Quarters               Six-month periods
    Financing costs            ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Interest on long-
     term debt, short-
     term obligations
     and other             178.5    167.5    6.6 %    337.5    332.9    1.4 %
    Foreign exchange
     losses (gains)          0.6     (0.1)    n.m.      3.1     (0.7)    n.m.
    Interest income        (10.9)   (10.5)  (3.8)%    (34.0)   (30.3) (12.2)%
    -------------------------------------------------------------------------
                           168.2    156.9    7.2 %    306.6    301.9    1.6 %
    -------------------------------------------------------------------------

    Interest on long-term debt, short-term debt and other for the second quarter and first six months of 2005 included a $17.5 million accrual for estimated damages stemming from a recent Ontario Appeal Court ruling on a bond redemption matter dating back to 1997. See Risks and uncertainties - Section
10.5 Litigation. In addition, acceleration of financing costs associated with the redemption of convertible debentures in June 2005 added $0.9 million interest expense in the current period. Otherwise, interest on long-term and short-term debt decreased in the second quarter and first six months of 2005 when compared with the same periods in 2004. The decrease was primarily due to the repayment of TCI Debentures and Medium-term Notes in the third quarter of 2004. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability), was $7,237.5 million at June 30, 2005, when compared with $7,580.9 million one year earlier.
    Interest income earned includes interest for the settlement of various tax matters of $1.9 million and $17.5 million, respectively, in the second quarter and first six months of 2005 (as compared to $8.3 million and $26.0 million, respectively, in the same periods of 2004). The balance of interest income, earned primarily from cash and temporary investments, was significant at $9.0 million and $16.5 million, respectively, in the second quarter and first six months of 2005, increases of $6.8 million and $12.2 million, respectively, from the same periods in 2004.

    -------------------------------------------------------------------------
    Income taxes                 Quarters               Six-month periods
    ($ in millions,            ended June 30              ended June 30
     except tax rates)      2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Blended federal
     and provincial
     statutory income
     tax                   102.5     75.8   35.2 %    211.2    132.9   58.9 %
    Changes in estimates
     of available
     temporary differences
     in prior years            -        -      -      (36.0)       -     n.m.
    Tax rate differential
     on, and consequential
     adjustments from, the
     reassessment of prior
     year tax issues           -    (34.2) 100.0 %    (11.3)   (35.8)  68.4 %
    Large corporations
     tax and other           3.5      3.3    6.1 %     12.4     10.4   19.2 %
    -------------------------------------------------------------------------
                           106.0     44.9  136.1 %    176.3    107.5   64.0 %
    -------------------------------------------------------------------------
    Blended federal and
     provincial statutory
     tax rates (%)          34.5     34.7   (0.2)      34.5     34.7   (0.2)
                                             pts                        pts
    Effective tax rates
     (%)                    35.7     20.6   15.1       28.8     28.1    0.7
                                             pts                        pts
    -------------------------------------------------------------------------

    Blended federal and provincial statutory income tax increased due to growth in income before taxes of 36.1% and 59.6%, respectively, for the second quarter and first six months of 2005, when compared with the same periods in 2004. Reductions in tax included changes in estimates of available temporary differences in prior years and a tax rate differential (and consequential adjustments from) the favourable reassessment of prior year's tax issues.
    Based on continuation of the rate of TELUS earnings, the Company expects to be able to fully utilize its non-capital losses before the end of 2006. The Company's assessment is that the risk of expiry of such non-capital losses is remote.

    -------------------------------------------------------------------------
    Non-controlling              Quarters               Six-month periods
     interest                  ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                             1.7      1.1   54.5 %      3.3      1.9   73.7 %
    -------------------------------------------------------------------------

    Non-controlling interest represents minority shareholders' interests in several small subsidiaries. The increase in the second quarter and first six months of 2005, relative to the same periods in 2004, is primarily minority shareholders' interest in TELUS' February 2005 acquisition of Ambergris.

    -------------------------------------------------------------------------
    Preference and               Quarters               Six-month periods
     preferred dividends       ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                               -      0.8 (100.0)%        -      1.7 (100.0)%
    -------------------------------------------------------------------------

    Preference and preferred dividends ceased with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    5.4 Communications segment results

    -------------------------------------------------------------------------
    Operating revenues -         Quarters               Six-month periods
     Communications segment    ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Voice local            542.8    543.8   (0.2)%  1,095.6  1,072.7    2.1 %
    Voice long distance    228.5    228.5      - %    454.9    458.1   (0.7)%
    Data                   379.8    345.7    9.9 %    757.4    685.5   10.5 %
    Other                   65.4     71.0   (7.9)%    130.8    143.8   (9.0)%
    -------------------------------------------------------------------------
    External operating
     revenue             1,216.5  1,189.0    2.3 %  2,438.7  2,360.1    3.3 %
    Intersegment revenue    21.2     22.1   (4.1)%     43.8     47.1   (7.0)%
    -------------------------------------------------------------------------
    Total operating
     revenue             1,237.7  1,211.1    2.2 %  2,482.5  2,407.2    3.1 %
    -------------------------------------------------------------------------

    ----------------------------------------------
    Key operating indicators -
     Communications segment
                                 At June 30
    (000s)                  2005     2004   Change
    ----------------------------------------------
    Residential network
     access lines          2,993    3,053   (2.0)%
    Business network
     access lines          1,748    1,774   (1.5)%
                         -------- -------- -------
    Total network access
     lines(1)              4,741    4,827   (1.8)%

    High-speed Internet
     subscribers           729.0    624.3   16.8 %
    Dial-up Internet
     subscribers           260.5    300.7  (13.4)%
                         -------- -------- -------
    Total Internet
     subscribers(2)        989.5    925.0    7.0 %
                                                  ---------------------------
                                Quarters ended          Six-month periods
                                    June 30               ended June 30
    (000s)                  2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Change in residential
     network access lines    (40)     (22) (81.8)%      (54)     (33) (63.6)%
    Change in business
     network access lines    (12)       1     n.m.      (13)     (10) (30.0)%
                         -------- -------- -------  -------- -------- -------
    Change in total
     network access lines    (52)     (21) (147.6)%     (67)     (43) (55.8)%

    High-speed Internet
     net additions          17.1     19.1  (10.5)%     39.3     62.7  (37.3)%
    Dial-up Internet net
     reductions             (9.9)    (8.4) (17.9)%    (21.1)   (19.1) (10.5)%
                         -------- -------- -------  -------- -------- -------
    Total Internet
     subscriber net
     additions               7.2     10.7  (32.7)%     18.2     43.6  (58.3)%
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    Communications segment revenues increased by $26.6 million and $75.3 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004, as a result of growth in enhanced and managed data services and new revenues from acquisitions. Also affecting revenue growth were two non-recurring regulatory adjustments: voice local revenues for the first six months of 2005 included a $6.4 million positive adjustment recorded in the first quarter, while voice local revenues in the second quarter of 2004 included a positive adjustment of $10.2 million.

    - Voice local revenue decreased by $1.0 million in the second quarter of 2005 and increased by $22.9 million for the first six months of 2005, when compared to the same periods in 2004. After normalizing for a positive $10.2 million regulatory adjustment recognized in June 2004 (in respect of CRTC Decision 2004-42 pertaining to deferral account recognition items), local revenue increased by $9.2 million in the second quarter and $33.1 million for the first six months. The increases were due primarily to 2005 regulatory adjustments and the effect of business rate increases implemented mid-2004 and June 1, 2005, partly offset by the effect of continued line losses. Regulatory adjustments in 2005 included the non-recurring positive adjustment of $6.4 million for CRTC Decision 2005 4 (pertaining to subsidy requirements for high cost areas in TELUS Quebec ILEC territory for 2003 to 2005), recorded in the first quarter of 2005. In addition, because TELUS used the liability method for recording price cap deferrals, local revenue for the second quarter and first six months of 2005 included favourable adjustments of approximately $10 million and $28 million, respectively, drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (basic data services) pursuant to CRTC Decision 2005-6. See the discussion below for data revenues, which contains the equal and offsetting negative revenue impact for Decision 2005-6.

        The 18,000 increase in residential line losses in the second quarter of 2005, when compared with the second quarter of 2004, was due to increased competition from resellers, VoIP competitors (including the introduction of cable telephony in Calgary and Edmonton), and technological substitution to wireless services. Business lines decreased in the second quarter of 2005, due to the loss of a business customer and removal of temporary lines following the B.C. provincial election. It is expected that the trend of declining residential network access lines in the future may worsen due to increased competition facilitated by technology changes.

    - Voice long distance revenues were unchanged in the second quarter of 2005 despite industry-wide trend of long distance erosion. For the first six months of 2005, long distance revenue decreased at a lower rate of 0.7%, when compared with the same period in 2004. Increased minute volumes (including growth in non-incumbent volumes) and increases in the monthly long distance administration fee in certain long distance plans were offset by lower average per-minute prices.

    - Communications segment data revenues increased by $34.1 million and $71.9 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004. This included revenues from two recent acquisitions of more than $10 million and $30 million, respectively, for the second quarter and first six months of 2005. The increase in data revenues due to acquisitions offset the additional discounts of approximately
        $10 million and $28 million, respectively, for the second quarter and first six months of 2005 for competitive digital network services mandated by CRTC Decision 2005-6, as described under voice local revenues above.

        The remaining growth in data revenues not attributed to acquisitions was primarily due to: (i) increased Internet and enhanced data service revenues of $19.5 million and $47.5 million, respectively, as a result of traction from new business contracts, and continued growth in high-speed Internet subscribers and a higher average price;
        (ii) increased managed data revenues for the provision of business process outsourcing services provided to customers; (iii) increased data equipment sales; partly offset by (iv) the additional discounts for competitive digital network services in basic data services and migration to enhanced data services.

        The rate of growth in high-speed Internet subscribers has slowed, as expected, from that observed in 2004 due to the high existing household penetration rates for high-speed services in Western Canada and lower gross additions caused by increased competitive activity. In addition, the Company experienced high net additions in the first quarter last year due to a very attractive introductory marketing promotion.

    -   Other revenue decreased due mainly to lower voice equipment sales.

    - Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included non-ILEC revenues of $155.5 million and $315.0 million, respectively, for the second quarter and first six months of 2005. This represents increases of $24.9 million (19.1%) and $56.0 million (21.6%), respectively, when compared with the same periods in 2004. The increase was a result of growing revenues from the purchase of ADCOM, increased data equipment sales and as well as other data and voice service revenues, particularly from recently implemented contracts.

    -------------------------------------------------------------------------
    Operations expense -
     Communications segment      Quarters               Six-month periods
    ($ millions, except        ended June 30              ended June 30
     employees)             2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Salaries, benefits
     and other employee-
     related costs         422.5    414.5    1.9 %    836.6    807.5    3.6 %
    Other operations
     expenses              309.3    297.3    4.0 %    611.8    611.0    0.1 %
    -------------------------------------------------------------------------
    Total operations
     expense               731.8    711.8    2.8 %  1,448.4  1,418.5    2.1 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period               21,777   19,036   14.4 %
    -------------------------------------------------------------------------

    Operations expenses increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to emergency operations planning costs in the second quarter of 2005, increased expenses caused by the addition of two operations in late 2004 (B.C. payroll services and the acquisition of ADCOM), and a new investment in Ambergris in February 2005. In aggregate, the three new operations added approximately 2,800 full-time equivalent employees at June 30, and increased total operations expenses by less than $20 million and $40 million, respectively, for the second quarter and first six months of 2005. Excluding employees from new operations, full-time equivalent staff at June 30, 2005 decreased slightly from one year earlier.

    - Salaries, benefits and employee-related costs prior to acquisitions and the B.C. payroll contract described above were flat in the second quarter of 2005 and increased by less than 2% for the first six months of 2005. The increase was due primarily to increased compensation and increased full-time equivalent staff. Pension expense for defined benefit and defined contribution plans was $10.1 million and $22.1 million, respectively, in the second quarter and first six months of 2005, representing decreases of $5.8 million and $9.6 million, respectively, from the same periods in 2004.

    - Other operations expenses prior to acquisitions and the B.C. payroll contract increased by approximately 1% in the second quarter of 2005 due primarily to emergency operations planning costs. For the first six months of 2005, other operations expense prior to acquisitions and the B.C. payroll contract decreased by approximately 3%. Changes to operations expense in second quarter and first six months of 2005 included: (i) reduced facilities, transit and termination costs of $2.9 million and $13.2 million, respectively, due to the movement of traffic on-net and to a lesser extent, price cap discounts from competitor ILECs arising from CRTC Decision 2005-6; (ii) nominal payments to Verizon under renegotiated Software and Related Technology and Service Agreements, compared with $8.8 million and $17.4 million, respectively, in the same periods in 2004; (iii) reduced expenses for increased labour capitalization of $8.8 million and $17.2 million resulting from a higher labour component in capital expenditures in 2005; and (iv) lower bad debt expense of $2.2 million and $6.1 million, respectively. These decreases were partly offset by increased cost of goods sold associated with data equipment sales, increased advertising and promotions and other general increases.

    Included in the total segment expenses discussed above are non-ILEC operations expenses of $152.0 million and $292.7 million, respectively, in the second quarter and first six months of 2005. This represents increases of $7.6 million (5.3%) and $10.8 million (3.8%), respectively, when compared with the same periods in 2004. The increase in operations expense supported growth in non-ILEC revenues observed for the same periods.

    -------------------------------------------------------------------------
    Restructuring
     and workforce
     reduction costs -           Quarters               Six-month periods
     Communications segment    ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                             7.4      0.7     n.m.     16.8     16.6    1.2 %
    -------------------------------------------------------------------------

    In the first half of 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the Communications Segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity. Management currently expects that restructuring charges will not exceed
$100 million for the full year of 2005.

    -------------------------------------------------------------------------
    EBITDA and EBITDA
     margin -                    Quarters               Six-month periods
     Communications            ended June 30              ended June 30
     segment                2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)    498.5    498.6      - %  1,017.3    972.1    4.6 %
    EBITDA margin (%)       40.3     41.2   (0.9)      41.0     40.4    0.6
                                             pts                        pts
    -------------------------------------------------------------------------

    Despite increased competitive activity in the second quarter of 2005, Communications segment EBITDA was flat when compared with the same period in 2004, as increased emergency operations planning costs and higher restructuring charges were offset by revenue growth. Communications segment EBITDA and EBITDA margin improved in the first six months of 2005, when compared with the same period in 2004, due to the revenue growth exceeding the growth rate in operations expenses. Included in these results were non-ILEC EBITDA of $3.5 million and $11.4 million, respectively, for the second quarter and first six months of 2005, compared with EBITDA losses of $13.8 million and $22.9 million, respectively, in the same periods of 2004.
    Communications segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    5.5 Mobility segment results

    -------------------------------------------------------------------------
    Operating revenues -         Quarters               Six-month periods
     Mobility segment          ended June 30              ended June 30
    ($ millions)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Network revenue        743.4    625.5   18.8 %  1,438.9  1,217.9   18.1 %
    Equipment revenue       58.6     51.1   14.7 %    115.6     91.4   26.5 %
    -------------------------------------------------------------------------
    External operating
     revenue               802.0    676.6   18.5 %  1,554.5  1,309.3   18.7 %
    Intersegment revenue     5.7      5.6    1.8 %     11.5     10.2   12.7 %
    -------------------------------------------------------------------------
    Total operating
     revenue               807.7    682.2   18.4 %  1,566.0  1,319.5   18.7 %
    -------------------------------------------------------------------------

    ----------------------------------------------
    Key operating indicators
     - Mobility segment
    (000s)                       At June 30
                            2005     2004   Change
    ----------------------------------------------
    Subscribers -
     postpaid            3,419.0  2,980.1   14.7 %
    Subscribers -
     prepaid               728.7    633.7   15.0 %
                         -------- -------- -------
    Subscribers -
     total(1)            4,147.7  3,613.8   14.8 %

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)          30.2     29.7    1.7 %
                                                  ---------------------------
                                 Quarters               Six-month periods
                               ended June 30              ended June 30
    (000s)                  2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Subscriber net
     additions -
     postpaid              103.9    103.6    0.3 %    178.7    168.3    6.2 %
    Subscriber net
     additions - prepaid    27.2     10.1  169.3 %     32.6     21.5   51.6 %
                         -------- -------- -------  -------- -------- -------
    Subscriber net
     additions - total     131.1    113.7   15.3 %    211.3    189.8   11.3 %

    Churn, per month
     (%)(4)                 1.37     1.32   0.05       1.41     1.40   0.01
                                             pts                        pts
    COA(5) per gross
     subscriber addition
     ($)(4)                  342      381  (10.2)%      348      382   (8.9)%
    ARPU ($)(4)               61       59    3.4 %       60       58    3.4 %
    Average minutes of
     use per subscriber

     per month ("MOU")       405      390    3.8 %      388      376    3.2 %

    EBITDA to network
     revenue (%)            49.3     45.8    3.5       48.9     43.8    5.1
                                             pts                        pts
    Retention spend to
     network revenue
     (%)(4)                  5.7      4.9    0.8        5.6      4.9    0.7
                                             pts                        pts
    EBITDA ($ millions)    366.5    286.2   28.1 %    703.9    534.0   31.8 %
    EBITDA excluding COA
     ($ millions)(4)       468.6    383.2   22.3 %    895.8    719.3   24.5 %
    -------------------------------------------------------------------------

    pts - percentage points
    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At June 30, 2005, TELUS Mobility PCS digital population coverage includes expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5) Cost of acquisition.

    -------------------------------------------------------------------------

    - TELUS Mobility Network revenue increased by $117.9 million for the second quarter of 2005 and $221.0 million for the first six months of 2005 as compared with the same periods last year. This growth was a result of the continued expansion of the subscriber base combined with increased average revenue per subscriber unit per month ("ARPU"). As a result of an overall increase in average minutes of use per subscriber per month ("MOU"), continued pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased by approximately $2 in the second quarter and first six months of 2005, when compared with the same periods in 2004.

        Average minutes of use per subscriber per month increased by 3.8% in the second quarter and 3.2% in first six months of 2005, when compared with the same periods in 2004. At June 30, 2005, postpaid subscribers represented 82.4% of the total cumulative subscriber base, remaining stable from one-year earlier, and contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Despite the commercial launch by a new competitor in the prepaid market, TELUS Mobility achieved significant growth in year over year prepaid subscriber net additions. Consequently, total subscriber net additions of 131,100 represented a record for all previously reported second quarters for TELUS Mobility.

        Blended postpaid and prepaid monthly churn rates remained favourable, increasing slightly in the second quarter and first six months of 2005 as compared with the same periods last year due to continued competitive pricing pressures. Deactivations were 167,500 and 340,500, respectively, for the second quarter and first six months of 2005, as compared with 140,800 and 295,000 for the same periods last year. Notably, the monthly churn rate achieved during the second quarter of 2005 improved over the first quarter of 2005 and the fourth quarter of 2004, despite a slight increase year over year. This is a significant achievement, in face of pressures from new competition and from other aggressive Push To Talk offerings. The excellent churn results reflect a continued focus on customer care including successful loyalty and retention efforts, value-added solutions and superior network quality for an exceptional service experience.

    - Equipment sales, rental and service revenue increased in the second quarter and first six months of 2005 when compared to the corresponding periods in 2004. Handset revenue increased mainly due to subscriber growth brought about by a strong wireless market as well as increased promotional, retention, and contracting activity. Gross subscriber additions grew to 298,600 for the second quarter and 551,800 for the first six months of 2005 as compared with 254,500 and 484,800 for the same periods in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
        Communications.

    -------------------------------------------------------------------------
    Operations expense -
     Mobility segment            Quarters               Six-month periods
    ($ millions, except        ended June 30              ended June 30
     employees)             2005    2004    Change     2005     2004   Change
    -------------------------------------------------------------------------
    Equipment sales
     expenses              109.7     99.2   10.6 %    214.2    188.4   13.7 %
    Network operating
     expenses               98.7     94.4    4.6 %    197.2    196.9    0.2 %
    Marketing expenses      87.4     73.4   19.1 %    161.7    134.8   20.0 %
    General and
     administration
     expenses              145.4    129.0   12.7 %    289.0    265.4    8.9 %
    -------------------------------------------------------------------------
    Total operations
     expense               441.2    396.0   11.4 %    862.1    785.5    9.8 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period                6,012    5,485    9.6 %
    -------------------------------------------------------------------------

    TELUS Mobility operations expense increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, to support growth in the subscriber base. TELUS Mobility continued to achieve economies of scale as second quarter total operations expenses increased by only 11.4%, while the corresponding Network revenue growth was 18.8% and year-over-year subscriber growth was 14.8%.

    - Expenses related to equipment sales increased in the second quarter and first six months of 2005 when compared with the same periods in 2004, principally due to an increase in gross subscriber activations as well as increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Network operating expenses increased by $4.3 million for the second quarter of 2005, as compared with the same period last year. Transmission and site-related expenses increased during the second quarter of 2005 to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.2 million at June 30, 2005, as a result of continued activation of digital roaming regions and network expansion. The increases in 2005 Network operating expenses were offset by other initiatives such as continued efforts to improve roaming rates and reduced leased line costs through Microwave build, as well as scale efficiencies and the competitive digital network services discounts arising from CRTC Decision 2005-6.

    - Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. However, COA per gross subscriber addition improved by 10.2% in the second quarter to $342 as compared with the same period last year due to higher gross subscriber additions and lower handset costs. Similarly, COA per gross subscriber addition improved by 8.9% to $348 for the first six months of 2005, when compared with the same period in 2004. With the higher ARPU, COA per gross subscriber addition over the lifetime revenue of the subscriber improved in the second quarter and first six months of 2005 as compared with the same periods in 2004.

    - General and administration expenses increased by 12.7% in the second quarter and 8.9% for the first six months of 2005, when compared to the same periods in 2004. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores.

    -------------------------------------------------------------------------
    EBITDA and EBITDA            Quarters               Six-month periods
     margin -                  ended June 30              ended June 30
    Mobility segment        2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)    366.5    286.2   28.1 %    703.9    534.0   31.8 %
    EBITDA margin (%)       45.4     42.0    3.4       44.9     40.5    4.4
                                             pts                        pts
    -------------------------------------------------------------------------

    Improvement in TELUS Mobility EBITDA and EBITDA margin was attributed to its strategic focus on profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, excellent monthly churn rates, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to a record 49.3% for the second quarter of 2005, and to 48.9% for the first six months of 2005. This compares with 45.8% and 43.8% for the same periods in 2004, representing positive increases of 3.5 and 5.1 percentage points, respectively.
    Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.  Financial condition

    The following are the significant changes in the consolidated balance sheets between December 31, 2004 and June 30, 2005.

    -------------------------------------------------------------------------
                     June 30,  Dec. 31,              %        Explanation
    ($ millions)        2005      2004   Change    Change
    -------------------------------------------------------------------------
    Current Assets

      Cash and       1,141.1     896.5    244.6    27.3 %  See Section 7.
       temporary                                           Liquidity and
       investments,                                        capital resources
       net
    -------------------------------------------------------------------------
      Accounts         846.3     863.5    (17.2)   (2.0)%  Primarily a
       receivable                                          seasonal decrease
                                                           in dealer accounts
                                                           receivable, partly
                                                           offset by
                                                           increased billings
                                                           and accruals
    -------------------------------------------------------------------------
      Income and       146.0     132.5     13.5    10.2 %  Changes in
       other taxes                                         estimates of
       receivable                                          available
                                                           temporary
                                                           differences,
                                                           reassessments and
                                                           interest for prior
                                                           years net of
                                                           refunds received
    -------------------------------------------------------------------------
      Inventories      129.0     133.3     (4.3)   (3.2)%  Primarily a
                                                           reduction by TELUS
                                                           Mobility from the
                                                           peak selling
                                                           season in the
                                                           fourth quarter,
                                                           partly offset by
                                                           new handset
                                                           launches
    -------------------------------------------------------------------------
      Prepaid          259.4     183.4     76.0    41.4 %  Prepayment of
       expenses                                            property taxes,
       and other                                           Mobility licence
                                                           fees, federal
                                                           Canada Pension
                                                           Plan contributions
                                                           and Employment
                                                           Insurance premiums
                                                           and maintenance
                                                           contracts
    -------------------------------------------------------------------------
      Current          398.1     438.4    (40.3)   (9.2)%  Decrease in
       portion of                                          available tax loss
       future income                                       pools for the
       taxes                                               upcoming 12 months
                                                           and temporary
                                                           differences in
                                                           short-term assets
                                                           and liabilities
    -------------------------------------------------------------------------
    Current
     Liabilities

      Accounts       1,458.5   1,362.6     95.9     7.0 %  Increases in
       payable and                                         capital
       accrued                                             expenditures,
       liabilities                                         payroll and other
                                                           liabilities, and
                                                           an accrual for
                                                           estimated damages
                                                           for a lawsuit
    -------------------------------------------------------------------------
      Restructuring     57.4      70.7    (13.3)  (18.8)%  Payments under
       and workforce                                       previous programs
       reduction                                           exceeded new
       accounts                                            obligations
       payable and
       accrued
       liabilities
    -------------------------------------------------------------------------
      Advance          546.4     531.5     14.9     2.8 %  Primarily an
       billings and                                        increase in price
       customer                                            cap deferred
       deposits                                            revenues
    -------------------------------------------------------------------------
      Current        1,581.0       4.3  1,576.7      n.m.  Reclassification
       maturities                                          to current of
       of long-                                            $1,575.7 million
       term debt                                           TELUS Corporation
                                                           7.5% Notes due
                                                           June 2006
    -------------------------------------------------------------------------
    Working           (723.4)    678.5 (1,401.9)     n.m.  Primarily reflects
     capital(1)                                            debt maturing in
                                                           June 2006 net of
                                                           cash accumulation
    -------------------------------------------------------------------------
    Capital         11,117.2  11,221.0   (103.8)   (0.9)%  See Sections 5.3
     Assets, Net                                           Consolidated
                                                           results of
                                                           operations -
                                                           Depreciation and
                                                           amortization and
                                                           7.2 Cash used by
                                                           investing
                                                           activities
    -------------------------------------------------------------------------
    Other Assets

      Deferred         775.4     704.4     71.0    10.1 %  Primarily pension
       charges                                             plan contributions
                                                           in excess of
                                                           charges to income
    -------------------------------------------------------------------------
      Future               -      99.8    (99.8) (100.0)%  Reflects use of
       income taxes                                        loss carry forward
                                                           amounts and
                                                           temporary
                                                           differences on
                                                           long-term assets
                                                           and liabilities
                                                           reversed to long-
                                                           term future tax
                                                           liability
    -------------------------------------------------------------------------
      Investments       31.3      38.4     (7.1)  (18.5)%  Includes a write
                                                           down in 2005 Q2
    -------------------------------------------------------------------------
      Goodwill       3,150.1   3,126.8     23.3     0.7 %  Goodwill added for
                                                           consolidation of
                                                           Ambergris, net of
                                                           foreign exchange
                                                           changes since the
                                                           acquisition of
                                                           Ambergris
    -------------------------------------------------------------------------
    Long-Term Debt   4,691.1   6,332.2 (1,641.1)  (25.9)%  $1,575.7 million
                                                           TELUS Corporation
                                                           7.5% Notes became
                                                           current, the
                                                           $141.6 million
                                                           Dec. 31 balance of
                                                           Convertible
                                                           debentures was
                                                           converted to
                                                           equity or
                                                           redeemed, while
                                                           the Canadian
                                                           dollar value of
                                                           U.S. dollar
                                                           denominated notes
                                                           increased by
                                                           $72.3 million,
                                                           because of a
                                                           slight weakening
                                                           of the Canadian
                                                           dollar
    -------------------------------------------------------------------------
    Other Long-      1,439.3   1,506.1    (66.8)   (4.4)%  Primarily a
     Term                                                  reduction in the
     Liabilities                                           deferred hedging
                                                           liability for U.S.
                                                           dollar denominated
                                                           notes, resulting
                                                           from a slight
                                                           weakening of the
                                                           Canadian dollar
    -------------------------------------------------------------------------
    Future Income    1,052.0     991.9     60.1     6.1 %  A 2005 acquisition
     Taxes                                                 plus tax
                                                           deductions exceed
                                                           accounting
                                                           expenses for long-
                                                           term assets and
                                                           liabilities such
                                                           as pension amounts
                                                           and fixed assets
    -------------------------------------------------------------------------
    Non-Controlling     13.5      13.1      0.4     3.1 %  The increase was
     Interest                                              from minority
                                                           partners' share of
                                                           earnings in
                                                           several small
                                                           subsidiaries,
                                                           including an
                                                           acquisition in
                                                           2005
    -------------------------------------------------------------------------
    Shareholders'
     Equity

      Convertible          -       8.8     (8.8) (100.0)%  Approximately
       debentures                                          $7.8 million was
                                                           transferred to
                                                           share capital when
                                                           shareholders
                                                           exercised their
                                                           conversion option
                                                           in 2005. The
                                                           balance was
                                                           transferred to
                                                           contributed
                                                           surplus (in Common
                                                           equity) with the
                                                           redemption of the
                                                           remaining
                                                           debentures on
                                                           June 15, 2005
    -------------------------------------------------------------------------
      Common equity  7,154.7   7,016.8    137.9     2.0 %  The increase is
                                                           comprised of year-
                                                           to-date 2005
                                                           Net income of
                                                           $431.7 million,
                                                           share options
                                                           exercised of
                                                           $159.6 million,
                                                           conversion of
                                                           $131.7 million of
                                                           Convertible
                                                           debentures into
                                                           3.3 million Non-
                                                           voting shares,
                                                           less dividends of
                                                           $143.9 million,
                                                           normal course
                                                           issuer bid costs
                                                           of $430.3 million
                                                           and other of
                                                           $26.7 million
    -------------------------------------------------------------------------

    (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

    -------------------------------------------------------------------------

    7.  Liquidity and capital resources


    7.1 Cash provided by operating activities

    -------------------------------------------------------------------------
    ($ millions)                 Quarters               Six-month periods
                               ended June 30              ended June 30
                            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                           687.7    489.0   40.6 %  1,416.1  1,077.1   31.5 %
    -------------------------------------------------------------------------

    Cash provided by operating activities increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due to the following:

    -   EBITDA increased by $80.2 million and $215.1 million, respectively

    - Restructuring and workforce reduction payments decreased by $1.3 million and $48.0 million, respectively

    -   Interest paid was flat and decreased by $9.7 million, respectively

    - Interest received increased by $11.8 million and $3.9 million, respectively

    - Employer contributions to employee defined benefit plans decreased by $35.6 million and $26.8 million, respectively, due primarily to net acceleration of discretionary funding in the second quarter of 2004, partly offset by a change in timing of funding

    - Reduced repayments of securitized accounts receivable (no repayments in 2005 or the second quarter of 2004; $150 million repayments in the first six months 2004), and

    - Other changes in non-cash working capital in the respective periods of each year.

    Partly offsetting the above, income tax recoveries net of installment payments decreased by $60.6 million and $166.3 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004.

    7.2 Cash used by investing activities

    -------------------------------------------------------------------------
    ($ millions)                 Quarters               Six-month periods
                               ended June 30              ended June 30
                            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                           410.0    341.6   20.0 %    716.2    640.2   11.9 %
    -------------------------------------------------------------------------

    Cash used by investing activities increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to increased capital expenditures and lower proceeds from the sale of non-strategic properties. Investing activity in the second quarter and first six months of 2005 included investments of $1.9 million and $29.4 million, respectively, in Ambergris.

    -------------------------------------------------------------------------
    Capital expenditures
     by segment
    ($ millions, except          Quarters               Six-month periods
     capital expenditure       ended June 30              ended June 30
     intensity)             2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Communications
     segment               293.9    267.7    9.8 %    507.5    527.1   (3.7)%
    Mobility segment       114.8     78.4   46.4 %    174.4    128.7   35.5 %
    -------------------------------------------------------------------------
    TELUS consolidated     408.7    346.1   18.1 %    681.9    655.8    4.0 %
    -------------------------------------------------------------------------
    Capital expenditure
     intensity(1)(%)        20.2     18.6    1.6       17.1     17.9   (0.8)
                                             pts                        pts
    -------------------------------------------------------------------------

    (1) Measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Communications segment ILEC capital expenditures increased by 15.2% to $257.6 million in the second quarter of 2005, and increased by 2.1% to $449.8 million for the first six months of 2005, when compared with the same periods in 2004. The increases primarily reflect investment in internal systems and processes and were partly offset for the six month period by lower expenditure on network infrastructure and high-speed Internet. Expenditures for high-speed Internet were $30.2 million and $46.6 million, respectively, for the second quarter and first six months of 2005.

        Non-ILEC capital expenditures decreased by 17.7% to $36.3 million in the second quarter of 2005 and decreased by 33.2% to $57.7 million in the first six months of 2005, when compared with the same periods in 2004. While the decrease in spending was primarily due to up-front expenditures in the same period last year that related to the costs to support certain major new customers, this trend is not expected to continue for the remainder of 2005.

        The Communications segment capital expenditure intensity ratios were 23.7% and 20.4%, respectively, in the second quarter and first six months of 2005, compared with approximately 22% for the same periods in 2004. Cash flow (EBITDA less capital expenditures) for the second quarter of 2005, decreased by 11.4% to $204.6 million, when compared with the same period in 2004, due to increased capital expenditures. Strong EBITDA growth and reduced capital expenditures for the first six months of 2005 resulted in cash flow increasing by 14.6% to $509.8 million in the first six months of 2005, when compared with the same period in 2004.

    - Mobility segment capital expenditures increased significantly in the second quarter and first six months of 2005, when compared with the same periods in 2004. The higher capital spending was attributed to its strategic investment in next-generation EVDO capable wireless network technology and continued enhancement of digital wireless coverage.

        Capital expenditure intensity for TELUS Mobility increased to 14.2% in the second quarter of 2005 from 11.5% in the second quarter of 2004 due to a significant increase in capital expenditures. Similarly, capital expenditure intensity for the first six months of 2005 was 11.1% as compared with 9.8% for the same period in 2004. TELUS Mobility expects to achieve capital expenditure intensity of approximately 12-13% for the full year. As a result of continued strong growth in EBITDA, Mobility generated cash flows (EBITDA less capital expenditures) of $251.7 million in the second quarter and $529.5 million for the first six months of 2005 as compared with $207.8 million and $405.3 million for the same periods in 2004, representing increases of 21.1% and 30.6%, respectively.

    Consolidated cash flows (EBITDA less capital expenditures) were $456.3 million and $1,039.3 million, respectively, for the second quarter and first six months of 2005. This represented increases of 4.0% and 22.2%, respectively, for the second quarter and first six months of 2005, when compared with the same periods in 2004.

    7.3 Cash used by financing activities

    -------------------------------------------------------------------------
    ($ millions)                 Quarters               Six-month periods
                               ended June 30              ended June 30
                            2005     2004   Change     2005     2004   Chang
    -------------------------------------------------------------------------
                           383.9     63.2     n.m.    455.3     85.4     n.m.
    -------------------------------------------------------------------------

    Cash used by financing activities increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to repurchases of shares on the market under a normal course issuer bid. Financing activities included the following:

    -   Proceeds from Common Shares and Non-Voting Shares issued were
        $56.1 million and $144.0 million, respectively, in the second quarter and six-month period ended June 30, 2005, increases of $39.3 million and $100.2 million, respectively, when compared with the same periods in 2004. The increases were mainly due to the exercise of options, and to a lesser extent, warrants, in 2005, partly offset by lower proceeds from share purchases for employee share plans, as TELUS now purchases these shares in the market, rather than issuing shares from treasury.

        In addition, during the second quarter of 2005, convertible debentures with a principal value of $131.7 million were converted into approximately 3.3 million Non-Voting Shares. Due to the non-cash nature of these transactions, the conversions are shown as balance sheet adjustments and are not included in the financing activities of the cash flow statements.

    - Cash dividends paid to shareholders were $143.9 million in both the second quarter and first six months of 2005; as remittance of the first quarter dividend occurred on April 1 and remittance of the second quarter dividend (declared on May 3) occurred on June 30. Dividends paid for the first six months of 2005 increased by $53.3 million or 58.8%, when compared with the same period in 2004, due to the increase in dividend rate to 20 cents per quarter effective in the fourth quarter of 2004, the purchase of dividend reinvestment plan shares in the market rather than issuing shares from treasury, and an increase in the average number of shares outstanding.

    - Under the Normal Course Issuer Bid program, TELUS purchased for cancellation approximately three million Common Shares and approximately 3.5 million Non-Voting Shares for a total outlay of $272.1 million in the second quarter of 2005. This total outlay was comprised of a reduction to share capital of $110.7 million representing the book value of shares repurchased, and a reduction to retained earnings of $161.4 million representing the amount in excess of book value. The following tables enumerate the shares repurchased and cost under this program since inception.

    Normal Course Issuer Bid to June 30, 2005 - shares repurchased
    -------------------------------------------------------------------------
                       Purchased                 Purchased for     Cumulative
                     in December  Purchased for   cancellation         shares
    (Number of         2004, and   cancellation   in the first  purchased for
     shares)           cancelled     in 2005 Q2   half of 2005   cancellation
    -------------------------------------------------------------------------
    Common Shares        755,711      2,972,500      5,069,600      5,825,311
    Non-Voting Shares  1,451,400      3,540,200      5,576,300      7,027,700
    -------------------------------------------------------------------------
                       2,207,111      6,512,700     10,645,900     12,853,011
    -------------------------------------------------------------------------

    --------------------------------------------
                         Maximum
                          shares     Percentage
                   permitted for     of maximum
                      repurchase      permitted
    (Number of             under         shares
     shares)         the program    repurchased
    --------------------------------------------
    Common Shares     14,000,000         41.6 %
    Non-Voting Shares 11,500,000         61.1 %
    --------------------------------------------
                      25,500,000         50.4 %
    --------------------------------------------

    Normal Course Issuer Bid to June 30, 2005 - cost
    -------------------------------------------------------------------------
                                                          2005
                        December                      year-to-
                            2004        2005 Q2           date     Cumulative
    ($ millions)          outlay         outlay         outlay         outlay
    -------------------------------------------------------------------------
    Reduction to
     share capital          39.4          110.7          179.1          218.5

    Reduction to
     retained earnings      38.6          161.4          251.3          289.9
    -------------------------------------------------------------------------
                            78.0          272.1          430.4          508.4
    -------------------------------------------------------------------------

    - Long-term debt issued of $4.4 million for the second quarter and first six months of 2005 represents capital leases.
    - Redemptions and repayments of long-term debt were $19.3 million and $20.3 million, respectively, in the second quarter first six months of 2005 (2004 - $2.8 million and $37.0 million, respectively). The June 16, 2005 redemption of convertible debentures, which were not previously converted into Non-voting shares, was $17.9 million. Other redemptions in 2005 were primarily capital leases.

    7.4 Liquidity and capital resource measures

    -------------------------------------------------------------------------
                                               June 30,   June 30,
    Periods ended                                 2005       2004     Change
    -------------------------------------------------------------------------
    Components of debt and coverage ratios(1)
    --------------------------------------
    Net debt ($ millions)                      6,096.4    7,223.2   (1,126.8)
    Total capitalization - book value
     ($ millions)                             13,264.6   13,920.2     (655.6)

    EBITDA (excluding restructuring)
     ($ millions)                              3,358.5    2,976.2      382.3
    Net interest cost ($ millions)               618.0      604.9       13.1

    Debt ratios
    -----------
    Fixed rate debt as a proportion of
     total indebtedness (%)                       93.1       93.4  (0.3) pts
    Average term to maturity of debt (years)       4.9        5.7       (0.8)

    Net debt to total capitalization (%)(1)       46.0       51.9  (5.9) pts
    Net debt to EBITDA(1)                          1.8        2.4       (0.6)

    Coverage ratios(1)
    ---------------
    Interest coverage on long-term debt            2.6        2.0        0.6
    EBITDA interest coverage                       5.4        4.9        0.5

    Other measures
    --------------
    Free cash flow ($ millions) -
     12-month trailing(2)                      1,398.9    1,184.6      214.3
    Dividend payout ratio (%)(1)                    40         50   (10) pts
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures.
    (2) See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Net debt decreased at the end of the second quarter of 2005, when compared to one year earlier, as a result of an increase in cash and temporary investments of $783.4 million (netted against debt for the purposes of this calculation), conversion and redemption of convertible debentures in 2005 and debt reduction in the third quarter of 2004. Total capitalization also decreased for these reasons; partly offset by a $477.0 million increase in common equity over this 12-month period. The net debt to EBITDA ratio measured at June 30, 2005 improved significantly, when compared with one year earlier, as a result of increased cash, debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).
    Interest coverage on long-term debt improved because of increased income before interest and taxes. The EBITDA interest coverage ratio improved by 0.6 as a result of higher EBITDA (excluding restructuring), offset by a decrease of 0.1 due to recording an accrual for estimated damages for a lawsuit in net interest costs. Free cash flow measure for the 12-month period ended June 30, 2005 increased, when compared with one year earlier, primarily because of improved EBITDA, lower payments under restructuring programs, lower capital expenditures and lower interest payments, partly offset by lower cash tax recoveries and interest received.
    As announced in October 2004, on a prospective basis, the Company has set a target guideline for the annual dividend payout ratio of 45 to 55% of net earnings. The dividend payout ratio of 40% for the second quarter of 2005, representing four-times the current 20 cent quarterly dividend divided by twelve-month trailing earnings per share, was below the guideline. When normalized to exclude the first quarter 2005, non-recurring 15 cents per share favourable impact of tax adjustments, the dividend payout ratio was 43%.

    7.5 Credit facilities

    TELUS arranged for new credit facilities in May 2005 to replace
$1.6 billion of prior credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position.
    Including cash in excess of $1.1 billion and the credit facilities described in the table below, TELUS had unutilized available liquidity in excess of $2.7 billion at June 30, 2005.

    -------------------------------------------------------------------------
                                                                 Outstanding
    Credit Facilities                                                undrawn
    At June 30, 2005                                              letters of
    ($ in millions)                  Expiry       Size      Drawn     credit
    -------------------------------------------------------------------------
    Five-year revolving
     facility(1)                May 4, 2010      800.0          -          -

    Three-year revolving
     facility(1)                May 7, 2008      800.0          -      100.6
    Other bank facilities                 -       74.0          -        4.5
    -------------------------------------------------------------------------
    Total                                 -    1,674.0          -      105.1
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.

    -------------------------------------------------------------------------

    TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.8:1 at June 30,
2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.4:1 at June 30, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    7.6 Accounts receivable sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of August 3, 2005. The proceeds of securitized receivables were $150 million at June 30, 2005, unchanged from one year earlier and the end of 2004. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

    7.7 Credit ratings

    The credit ratings for TELUS and TCI remain investment grade, and received one outlook upgrade and one rating upgrade during the second quarter of 2005. On May 27, Fitch Ratings revised the outlook to 'positive' from 'stable' for its TELUS and TCI long-term 'BBB' ratings, and on June 27, Moody's Investors Services Inc. increased its investment grade rating for TELUS Notes from Baa3 with a positive outlook to 'Baa2' with a stable outlook. As of August 3, 2005, the ratings and outlook from Dominion Bond Rating Service and Standard and Poors were unchanged from those reported in TELUS 2004 Annual Report. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future.

    7.8 Off-balance sheet arrangements, contractual liabilities and commitments

    Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
    As at June 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S. $25.5 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.
    The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:

    -------------------------------------------------------------------------
                                      As at June 30,      As at December 31,
                                          2005                  2004
    -------------------------------------------------------------------------
                                   Carrying       Fair   Carrying       Fair
    ($ millions)                     amount      value     amount      value
    -------------------------------------------------------------------------
    Long-term debt
      Principal                     6,272.1    7,223.6    6,345.3    7,342.3
      Derivative financial
       instruments used to manage
       interest rate and currency
       risks associated with U.S.
       dollar denominated debt
       (Hedging item maximum
       maturity date: June 2011)      960.9    1,314.5    1,032.6    1,299.5
      Derivative financial
       instruments used to manage
       interest rate risk
       associated with Canadian
       dollar denominated debt
       (Hedging item maximum
       maturity date: June 2006)          -        0.4          -        1.3
    -------------------------------------------------------------------------
                                    7,233.0    8,538.5    7,377.9    8,643.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Commitments and contingent liabilities (Note 14 of the interim consolidated financial statements)

    At June 30, 2005, the Company had $45.7 million in outstanding commitments for restructuring programs prior to 2005 and $11.7 million in outstanding commitments for restructuring programs initiated in 2005.
    In accordance with CRTC Price Cap Decisions 2002 34 and 2002 43, the Company defers a portion of revenues in a deferral account, which at June 30, 2005, had balance of $143.8 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of competitive digital network services, is not expected to affect the Company's consolidated revenues.
    Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. At June 30, 2005, the Company has no liability recorded in respect of performance guarantees, and has $1.0 million recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at June 30, 2005, without regard for the likelihood of having to make such payment, were not significant.
    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.
    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. At June 30, 2005, the Company has no liability recorded in respect of indemnification obligations.
    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items enumerated in Note 14(d) of the interim consolidated financial statements.

    7.9 Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at June 30, 2005 and at July 22, 2005. In addition, for July 22, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of options and warrants.

    -------------------------------------------------------------------------
    Class of equity security              Common      Non-Voting     Total
                                          Shares        Shares       Shares
    (millions of shares)                outstanding  outstanding  outstanding
    -------------------------------------------------------------------------
    At June 30, 2005
      Common equity - Common Shares
       outstanding                           188.2            -        188.2
      Common equity - Non-Voting
       Shares outstanding                        -        169.2        169.2
                                      ------------- ------------ ------------
                                             188.2        169.2      357.4(1)
                                      ------------- ------------ ------------
    At July 22, 2005
      Common equity - Common Shares
       outstanding                           188.2            -        188.2
      Common equity - Non-Voting
       Shares outstanding                        -        169.5        169.5
                                      ------------- ------------ ------------
                                             188.2        169.5        357.7
                                      ------------- ------------ ------------
    Outstanding and issuable shares(2)
     at July 22, 2005
      Common Shares and Non-Voting
       Shares outstanding                    188.2        169.5        357.7
      Options(3)                               2.2         23.9         26.1
      Warrants                                   -          0.3          0.3
                                      ------------- ------------ ------------
                                             190.4        193.7        384.1
                                      ------------- ------------ ------------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the second quarter of 2005, the number of shares was 362.4 million.
    (2) Assuming full conversion and ignoring exercise prices.
    (3) Not reduced by any options that may be forfeited or cancelled during the period July 1, 2005 to July 22, 2005.

    -------------------------------------------------------------------------

    8.  Critical accounting estimates and accounting policy developments

    8.1 Critical accounting estimates

    TELUS' significant accounting policies are described in Note 1 of its annual 2004 consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    8.2 Accounting policy developments (Note 2 of the interim consolidated financial statements)

    Accounting policies are consistent with those described in TELUS' annual 2004 consolidated financial statements. Possibly, commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.

    9.  Revised guidance

    The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis. The Company has increased its annual guidance for TELUS Mobility net subscriber additions.

    -------------------------------------------------------------------------
                           Updated guidance     May 4, 2005
                               for 2005          guidance         Change
    -------------------------------------------------------------------------
    Consolidated
      Revenues                 no change         $7.95 to       no change
                                              $8.05 billion
    -------------------------------------------------------------------------
      EBITDA(1)                no change        $3.25 to        no change
                                             $3.325 billion
    -------------------------------------------------------------------------
      Earnings per share
       - basic                 no change     $1.85 to $2.05     no change
    -------------------------------------------------------------------------
      Capital expenditures     no change         Approx.        no change
                                              $1.4 billion
    -------------------------------------------------------------------------
      Free cash flow(2)        no change        $1.25 to
                                             $1.35 billion      no change
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)       no change        $4.75 to        no change
                                              $4.8 billion
    -------------------------------------------------------------------------
        Non-ILEC revenue       no change        $625 to         no change
                                              $650 million
    -------------------------------------------------------------------------
      EBITDA                   no change        $1.875 to       no change
                                             $1.925 billion
    -------------------------------------------------------------------------
        Non-ILEC EBITDA        no change         $15 to         no change
                                              $20 million
    -------------------------------------------------------------------------
      Capital expenditures     no change         Approx.        no change
                                              $1.0 billion
    -------------------------------------------------------------------------
      High-speed Internet                        Approx.
       net additions           no change         100,000        no change
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)       no change        $3.2 to         no change
                                             $3.25 billion
    -------------------------------------------------------------------------
      EBITDA                   no change       $1.375 to        no change
                                              $1.4 billion
    -------------------------------------------------------------------------
      Capital expenditures     no change         Approx.        no change
                                              $400 million
    -------------------------------------------------------------------------
      Wireless subscriber
       net additions         Greater than        475,000            -
                               525,000         to 525,000
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition of EBITDA.
    (2) See Section 11.2 Free cash flow for the definition of free cash flow.

    -------------------------------------------------------------------------

    10. Risks and uncertainties

    The following are significant updates to the risks and uncertainties described in TELUS' 2004 Annual Report and first quarter 2005 Management's discussions and analysis, which are filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

    10.1 Human Resources

    The outcome of outstanding labour relations issues, such as the duration and impact of full-scale strike related activity and the implications of TELUS Mobility and TELUS Communications Inc. being a single employer for labour relations purposes, may result in further unanticipated increased costs and/or reduced productivity. There can be no assurance that, with the eventual outcome of collective bargaining, compensation increases will be as planned or that reduced productivity will not occur as a result of a labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    10.2 Regulatory

    Regulatory framework for voice communication services using Internet protocol - Telecom Decision CRTC 2005-28

    On May 12, 2005, the CRTC released its decision regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VoIP. The decision generally confirmed the CRTC's preliminary views announced in April 2004, which were determined prior to seeking public input through proceedings under Telecom Public Notice CRTC 2004-2.
    Decision 2005-28 divides VoIP service providers into two groups: ILECs who are regulated in a manner similar to existing local service regulation;
and others, including cable-TV companies, who are not be subject to price regulation and who have been afforded a regulated head-start in the provision of VoIP-based services. TELUS is constrained by price regulation and extended winback restrictions for VoIP services in its ILEC territories in British Columbia, Alberta and Eastern Quebec, but not in the rest of Canada.
    In Decision 2005-28, the CRTC also clarified regulations in several areas. VoIP-based services are included in the measurement to determine contributions to the national high-cost service area fund, and access independent VoIP providers must pay contribution once a $10 million revenue threshold is met. Cable companies were also determined by the CRTC to be competitive local exchange carriers ("CLECs"). Other rules with respect to access to numbers, number portability, directory listings, equal access, the winback rules, rules on promotions, bundling and price floors remain the same and are extended to VoIP services.
    TELUS and other incumbent local exchange carriers ("ILECs") have sought leave to appeal the regulation on winbacks with the Federal Court, arguing that it is an illegal restriction on the companies' constitutional rights to commercial free speech. Should the appeal be successful, the Company will no longer be constrained from contacting consumer customers for twelve months, and business customers for three months, after the customer has moved one or more of their services to competitors for the purpose of offering to the customers discounts, free services or other inducements in order to convince those customers not to change service providers or to revert back to their original service provider. In addition, TELUS and other ILECs jointly petitioned the Federal Cabinet to take rapid action and overturn Decision 2005-
28. TELUS and the other ILECs believe that the decision to only regulate marketing and pricing of VoIP services offered by established telecommunications companies will result in higher prices and less choice for Canadian consumers. There can be no assurance that the appeals to the Federal Court and Federal Cabinet will be successful or that constraints imposed by regulation will not accelerate network access line losses, lead to slower growth in Internet subscribers, and otherwise hinder revenue growth.

    Proceeding on local exchange services forbearance (Telecom Public Notice CRTC 2005-2)

    The CRTC initiated a proceeding to examine a range of issues including:
the relevant markets for forbearance, which CRTC powers and duties should be forborne, and the post-forbearance criteria and conditions that might apply. The proceeding will also consider a transitional regime that could provide ILECs with more regulatory flexibility prior to forbearance. TELUS intends to fully participate in the oral consultation scheduled for September 26-29, 2005. The proceeding is scheduled to be completed in early October 2005, with a decision expected by the end of the first quarter of 2006.
    TELUS' position is that the CRTC must adopt a clear, simple test that will allow incumbents to gain automatic forbearance when certain measurable benchmarks are reached. TELUS has proposed a 'two-facilities bright-line test', whereby local exchange services would be forborne or deregulated in a geographic area as soon as two conditions are met: (a) there is one other facilities-based competitor offering local exchange services; and (b) that competitor has five per cent of the local exchange service market. Under
TELUS' proposal, the Company would simply file evidence that a full facilities-based CLEC has achieved five per cent of the local exchange service market for business or residential services in the CLEC's service area. The CRTC would then have 30 days to issue a forbearance order.
    TELUS' proposed process relies upon monthly reporting of network access lines and their equivalents by participants in the local exchange service market, allowing the CRTC to verify TELUS' estimates. Incumbents are currently required to file network access line reports with the CRTC on a monthly basis, and TELUS has requested an interim order by the CRTC to extend the requirement immediately to all facilities-based local service providers. To address the CRTC's request for comments on transitional measures to provide ILECs with more regulatory flexibility, TELUS has requested that all restrictions on win backs and promotions be removed. There can be no assurance that the local exchange services forbearance rules and processes eventually adopted by the CRTC will be clear and simple as TELUS proposed, or that transitional relief on win backs and promotions will be granted.

    Review and disposition of deferral accounts for the second price cap period (Telecom Public Notice CRTC 2004-1)

    TELUS filed its reply comments in this proceeding in June 2005. TELUS' position is that the CRTC has no scope to order consumer rebates, to take funds from ILECs' deferral accounts and confer these funds upon competitors, or to transfer deferral account funds between ILECs' serving territories. TELUS also requested that the CRTC approve the allocation to two key TELUS initiatives of an estimated $123 million deferral account balance at the end of the second price cap period on May 31, 2006 (subject to possible extension under CRTC 2005-3 as discussed below). These initiatives would contribute to the extension of broadband service within B.C. and improve the quality of service in rural and remote areas of B.C. and Alberta. There can be no assurance that TELUS' proposals for the disposition of the deferral account will be adopted by the CRTC.

    Proceeding to consider extending the price regulation regime - Telecom Public Notices CRTC 2005-3 and 2005-4

    On May 13, 2005, the CRTC proposed to extend the current price cap regime without any changes for two additional years beyond the anticipated end date of May 31, 2006 (July 31, 2006 for TELUS' ILEC operations in Quebec). In filing its comments, TELUS indicated it supported a two-year extension, provided that two important changes were made to the price cap regime. First, TELUS asked the CRTC to stop the flow of funds into the deferral account. Second, TELUS requested that incumbents be allowed to reduce prices for residential services in non-high-cost areas and for business services where customers have a choice of local telephone service suppliers. TELUS committed that it would not increase rates in other service areas in order to offset any rate reductions resulting from these changes. There can be no assurance that TELUS' proposed changes to the price cap regime will be adopted by the CRTC.

    Framework for forbearance from regulation of high-speed intra-exchange digital services - Telecom Public Notice CRTC 2005-8

    On June 30, 2005, the CRTC initiated a proceeding and invited comments on a framework for forbearance of high-speed intra-exchange digital services, including the definition of such services, the relevant market, the appropriate qualitative and quantitative criteria for determining market power, the appropriate scope of the CRTC's forbearance from its powers and duties, the forbearance application process, and post-forbearance conditions and safeguards that would result in either automatic de-forbearance or a review of ongoing forbearance. The comment and reply submission periods will continue into the fourth quarter of 2005, and a decision from the CRTC is expected by mid-2006. This proceeding follows Decision 2005-6 "Competitive Digital Network Services", in February 2005, which the CRTC classified certain access and intra-exchange competitive digital network services as Category II Competitor Services, or services that are not considered essential or near-essential. Once the framework for forbearance of high-speed intra-exchange digital services is determined, the Commission will be in a position to entertain applications from the ILECs for forbearance from regulation of these services.

    10.3 Process risks

    The Company is presently developing a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and in itself presents implementation risks due to the complexity of the implementation task and resource constraints. The Company plans to implement this project in phases, beginning with the implementation of consumer accounts in Alberta in the first quarter of 2006, followed by implementation of consumer customer accounts in B.C. at a later date. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results.

    10.4 Manmade and natural threats

    A number of vandalism incidents have occurred since April 2005 that have been referred to the appropriate police authorities. These incidents disrupted service to one or more customers for a number of hours, including one disruption to vital 911 service in the B.C. cities of Burnaby, New Westminster and Port Coquitlam. Resulting from on-going security reviews the Company has implemented new security measures. There can be no assurance that specific events in the future will not impact TELUS operations.

    10.5 Litigation

    In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TELUS' predecessor BC TEL redeemed $125 million of Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages and TELUS has accrued an estimate of damages in financing costs for the second quarter of 2005. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Statements of income. The Company expects to seek leave to appeal to the Supreme Court of Canada. This ruling relates to a matter prior to the 1999 merger of BC Telecom and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.

    11. Reconciliation of non-GAAP measures and definition of key operating indicators

    11.1 Earnings before interest, taxes, depreciation and amortization
        (EBITDA)

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
    The following is a reconciliation of EBITDA with Net income and Operating income:

    -------------------------------------------------------------------------
                                         Quarters ended    Six-month periods
                                             June 30         ended June 30
    ($ millions)                          2005      2004      2005      2004
    -------------------------------------------------------------------------
    Net income                           189.5     172.3     431.7     273.6
      Other expense                        0.5       2.0       2.0       3.2
      Financing costs                    168.2     156.9     306.6     301.9
      Income taxes                       106.0      44.9     176.3     107.5
      Non-controlling interest             1.7       1.1       3.3       1.9
    -------------------------------------------------------------------------
    Operating income                     465.9     377.2     919.9     688.1
      Depreciation                       330.9     320.7     660.8     642.4
      Amortization of intangible
       assets                             68.2      86.9     140.5     175.6
    -------------------------------------------------------------------------
    EBITDA                               865.0     784.8   1,721.2   1,506.1
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the interim consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
    The following shows management's calculation of free cash flow.

    -------------------------------------------------------------------------
                                         Quarters ended    Six-month periods
                                             June 30         ended June 30
    ($ millions)                          2005      2004      2005      2004
    -------------------------------------------------------------------------
    EBITDA                               865.0     784.8   1,721.2   1,506.1

    Restructuring and workforce
     reduction costs, net of
     cash payments                        (1.0)     (9.0)    (13.3)    (61.5)
    Share-based compensation               7.1       5.6      10.9      10.3
    Cash interest paid                  (293.8)   (293.8)   (306.9)   (316.6)
    Cash interest received                18.8       7.0      25.1      21.2
    Income taxes received (paid)          20.4      81.0      19.3     185.6
    Capital expenditures (capex)        (408.7)   (346.1)   (681.9)   (655.8)
    Investment tax credits received
     (reported in current or prior
     EBITDA or capex, and in Income
     taxes received (paid)), and other       -         -         -     (16.5)
    -------------------------------------------------------------------------
    Free cash flow                       207.8     229.5     774.4     672.8
    -------------------------------------------------------------------------

    The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                         Quarters ended    Six-month periods
                                             June 30         ended June 30
    ($ millions)                          2005      2004      2005      2004
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                          687.7     489.0   1,416.1   1,077.1
    Cash (used) by investing
     activities                         (410.0)   (341.6)   (716.2)   (640.2)
    -------------------------------------------------------------------------
                                         277.7     147.4     699.9     436.9

      Net employee defined benefit
       plans expense                       0.4      (4.9)     (1.1)     (9.8)
      Employer contributions to employee
       defined benefit plans              22.3      57.9      59.7      86.5
      Other net operating activities      (4.1)    (11.5)      0.3     (17.6)
      Reduction in securitized accounts
       receivable                            -         -         -     150.0
      Non-cash working capital changes
       except changes in taxes,
       interest and securitized
       accounts receivable               (89.8)     45.1     (18.7)     42.4
      Acquisition                          1.9         -      29.4         -
      Proceeds from the sale of
       property and other assets          (2.7)     (4.3)     (3.4)    (16.4)
      Other investing activities           2.1      (0.2)      8.3       0.8
    -------------------------------------------------------------------------
    Free cash flow                       207.8     229.5     774.4     672.8
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn, per month
    ----------------
    Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition (COA)
    -------------------------
    Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

    COA per gross subscriber addition
    ---------------------------------
    COA divided by gross subscriber activations during the period.

    Average revenue per subscriber unit, or ARPU
    --------------------------------------------
    Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

    Retention spend to Network revenue
    ----------------------------------
    Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

    EBITDA excluding COA
    --------------------
    A measure of operational profitability, normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    Net debt
    --------
    Defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability, reflecting the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011, was $965.4 million at June 30, 2005 (compared with a deferred hedge liability of $630.6 million at June 30, 2004). Net debt is unaffected by foreign exchange fluctuations because it adds (deducts) the net deferred hedging liability (asset).

    Total capitalization
    --------------------
    Defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization
    --------------------------------
    Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA (excluding restructuring)
    --------------------------------
    EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $52.8 million and $35.1 million, respectively, for the 12-month periods ended June 30, 2005 and 2004.

    Net debt to EBITDA
    ------------------
    Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' target for Net debt to EBITDA is 2.2 times or less.

    Net interest cost
    -----------------
    Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods.

    Interest coverage on long-term debt
    -----------------------------------
    Calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

    EBITDA interest coverage
    ------------------------
    Defined as EBITDA (excluding restructuring) divided by Net interest cost.

This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

    Dividend payout ratio
    ---------------------
    Defined as the current quarterly Dividend declared per share multiplied by four and divided by basic Earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is 45 to 55% of net earnings.



    TELUS Corporation
    consolidated statements of income

    Periods ended June 30           Three months             Six months
    (unaudited) (millions
     except per share amounts)    2005        2004        2005        2004
    -------------------------------------------------------------------------
    OPERATING REVENUES         $ 2,018.5   $ 1,865.6   $ 3,993.2   $ 3,669.4
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                 1,146.1     1,080.1     2,255.2     2,146.7
      Restructuring and
       workforce reduction costs     7.4         0.7        16.8        16.6
      Depreciation                 330.9       320.7       660.8       642.4
      Amortization of
       intangible assets            68.2        86.9       140.5       175.6
    -------------------------------------------------------------------------
                                 1,552.6     1,488.4     3,073.3     2,981.3
    -------------------------------------------------------------------------
    OPERATING INCOME               465.9       377.2       919.9       688.1
      Other expense, net             0.5         2.0         2.0         3.2
      Financing costs              168.2       156.9       306.6       301.9
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES
     AND NON-CONTROLLING
     INTEREST                      297.2       218.3       611.3       383.0
      Income taxes                 106.0        44.9       176.3       107.5
      Non-controlling interest       1.7         1.1         3.3         1.9
    -------------------------------------------------------------------------
    NET INCOME                     189.5       172.3       431.7       273.6
      Preference and preferred
       share dividends                 -         0.8           -         1.7
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING
     SHARE INCOME              $   189.5   $   171.5   $   431.7   $   271.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE
     AND NON-VOTING SHARE
      - Basic                  $    0.53   $    0.48   $    1.20   $    0.76
      - Diluted                $    0.52   $    0.48   $    1.19   $    0.76
    DIVIDENDS DECLARED PER
     COMMON SHARE AND
     NON-VOTING SHARE          $    0.20   $    0.15   $    0.40   $    0.30
    TOTAL WEIGHTED AVERAGE
     COMMON SHARES AND
     NON-VOTING SHARES
     OUTSTANDING
      - Basic                      358.1       354.3       359.1       353.7
      - Diluted                    362.4       360.1       362.9       356.0



    TELUS Corporation
    consolidated balance sheets

                                                       As at        As at
                                                      June 30,   December 31,
    (unaudited) (millions)                              2005         2004
    -------------------------------------------------------------------------
    ASSETS
    Current Assets
      Cash and temporary investments, net            $  1,141.1   $    896.5
      Accounts receivable                                 846.3        863.5
      Income and other taxes receivable                   146.0        132.5
      Inventories                                         129.0        133.3
      Prepaid expenses and other                          259.4        183.4
      Current portion of future income taxes              398.1        438.4
    -------------------------------------------------------------------------
                                                        2,919.9      2,647.6
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other              7,480.1      7,528.2
      Intangible assets subject to amortization           672.5        737.0
      Intangible assets with indefinite lives           2,964.6      2,955.8
    -------------------------------------------------------------------------
                                                       11,117.2     11,221.0
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                    775.4        704.4
      Future income taxes                                     -         99.8
      Investments                                          31.3         38.4
      Goodwill                                          3,150.1      3,126.8
    -------------------------------------------------------------------------
                                                        3,956.8      3,969.4
    -------------------------------------------------------------------------
                                                     $ 17,993.9   $ 17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities       $  1,458.5   $  1,362.6
      Restructuring and workforce reduction
       accounts payable and accrued liabilities            57.4         70.7
      Advance billings and customer deposits              546.4        531.5
      Current maturities of long-term debt              1,581.0          4.3
    -------------------------------------------------------------------------
                                                        3,643.3      1,969.1
    -------------------------------------------------------------------------
    Long-Term Debt                                      4,691.1      6,332.2
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                         1,439.3      1,506.1
    -------------------------------------------------------------------------
    Future Income Taxes                                 1,052.0        991.9
    -------------------------------------------------------------------------
    Non-Controlling Interest                               13.5         13.1
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option                -          8.8
      Common equity                                     7,154.7      7,016.8
    -------------------------------------------------------------------------
                                                        7,154.7      7,025.6
    -------------------------------------------------------------------------
                                                     $ 17,993.9   $ 17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    TELUS Corporation
    consolidated statements of cash flows

                                    Three months             Six months
    Periods ended June 30
    (unaudited) (millions)        2005        2004        2005        2004
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income                 $   189.5   $   172.3   $   431.7   $   273.6
    Adjustments to reconcile
     net income to cash
     provided by operating
     activities:
      Depreciation and
       amortization                399.1       407.6       801.3       818.0
      Future income taxes          103.3        98.7       195.0       190.5
      Share-based compensation       7.1         5.9        10.9        10.6
      Net employee defined
       benefit plans expense        (0.4)        4.9         1.1         9.8
      Employer contributions
       to employee defined
       benefit plans               (22.3)      (57.9)      (59.7)      (86.5)
      Restructuring and
       workforce reduction
       costs, net of cash
       payments                     (1.0)       (9.0)      (13.3)      (61.5)
      Other, net                     4.1        11.5        (0.3)       17.6
    Net change in non-cash
     working capital                 8.3      (145.0)       49.4       (95.0)
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                    687.7       489.0     1,416.1     1,077.1
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures          (408.7)     (346.1)     (681.9)     (655.8)
    Acquisition                     (1.9)          -       (29.4)          -
    Proceeds from the sale of
     property and other assets       2.7         4.3         3.4        16.4
    Other                           (2.1)        0.2        (8.3)       (0.8)
    -------------------------------------------------------------------------
    Cash used by investing
     activities                   (410.0)     (341.6)     (716.2)     (640.2)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-
     Voting Shares issued           56.1        16.8       144.0        43.8
    Dividends to shareholders     (143.9)      (48.3)     (143.9)      (90.6)
    Purchase of Common Shares
     and Non-Voting Shares
     for cancellation             (272.1)          -      (430.4)          -
    Long-term debt issued            4.4        10.5         4.4        37.8
    Redemptions and repayment
     of long-term debt             (19.3)       (2.8)      (20.3)      (37.0)
    Payment for redemption
     of preference and
     preferred shares                  -       (35.8)          -       (35.8)
    Dividends paid by a
     subsidiary to non-
     controlling interests          (7.9)          -        (7.9)          -
    Other                           (1.2)       (3.6)       (1.2)       (3.6)
    -------------------------------------------------------------------------
    Cash used by financing
     activities                   (383.9)      (63.2)     (455.3)      (85.4)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase (decrease) in
     cash and temporary
     investments, net             (106.2)       84.2       244.6       351.5
    Cash and temporary
     investments, net,
     beginning of period         1,247.3       273.5       896.5         6.2
    -------------------------------------------------------------------------
    Cash and temporary
     investments, net,
     end of period             $ 1,141.1   $   357.7   $ 1,141.1   $   357.7
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
     OF CASH FLOWS
    Interest (paid)            $  (293.8)  $  (293.8)  $  (306.9)  $  (316.6)
    -------------------------------------------------------------------------
    Interest received          $    18.8   $     7.0   $    25.1   $    21.2
    -------------------------------------------------------------------------
    Income taxes (inclusive of
     Investment Tax Credits
     received, net)            $    20.4   $    81.0   $    19.3   $   185.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    TELUS Corporation
    Segmented Information


    Three-month periods
     ended June 30                 Communications             Mobility
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $ 1,216.5   $ 1,189.0   $   802.0   $   676.6
    Intersegment revenue            21.2        22.1         5.7         5.6
    -------------------------------------------------------------------------
    Total operating revenue      1,237.7     1,211.1       807.7       682.2
    Operations expense             731.8       711.8       441.2       396.0
    Restructuring and work-
     force reduction costs           7.4         0.7           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $   498.5   $   498.6   $   366.5   $   286.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $   293.9   $   267.7   $   114.8   $    78.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   204.6   $   230.9   $   251.7   $   207.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Six-month periods
     ended June 30                 Communications             Mobility
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $ 2,438.7   $ 2,360.1   $ 1,554.5   $ 1,309.3
    Intersegment revenue            43.8        47.1        11.5        10.2
    -------------------------------------------------------------------------
    Total operating revenue      2,482.5     2,407.2     1,566.0     1,319.5
    Operations expense           1,448.4     1,418.5       862.1       785.5
    Restructuring and work-
     force reduction costs          16.8        16.6           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $ 1,017.3   $   972.1   $   703.9   $   534.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $   507.5   $   527.1   $   174.4   $   128.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   509.8   $   445.0   $   529.5   $   405.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Three-month periods
     ended June 30                  Eliminations            Consolidated
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 2,018.5   $ 1,865.6
    Intersegment revenue           (26.9)      (27.7)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (26.9)      (27.7)    2,018.5     1,865.6
    Operations expense             (26.9)      (27.7)    1,146.1     1,080.1
    Restructuring and work-
     force reduction costs             -           -         7.4         0.7
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $   865.0   $   784.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   408.7   $   346.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $   456.3   $   438.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Six-month periods
     ended June 30                  Eliminations            Consolidated
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 3,993.2   $ 3,669.4
    Intersegment revenue           (55.3)      (57.3)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (55.3)      (57.3)    3,993.2     3,669.4
    Operations expense             (55.3)      (57.3)    2,255.2     2,146.7
    Restructuring and work-
     force reduction costs             -           -        16.8        16.6
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $ 1,721.2   $ 1,506.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   681.9   $   655.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $ 1,039.3   $   850.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2) Total capital expenditures ("CAPEX").


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary